UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

3Q19 CPFL Results

- ✓ **EBITDA** of **R$ 1,618 million**, growth of **4.5%**
- ✓ **Net Income** of **R$ 748 million**, growth of **19.4%**
- ✓ Net Debt of **R$ 16.8 billion** and leverage of **2.68x Net Debt/EBITDA**
- ✓ Investments of **R$ 616 million**, growth of **17.4%**
- ✓ Implementation of **CPFL Piratininga tariff revision** in Oct-19, with an adjustment of **-7.80%** for the consumers and an increase of **6.2%** in Parcel B
- ✓ **Conclusion of the transfer of CPFL Renováveis shares**, with the corresponding payment of R$ 4.1 billion (R$16.85/share)
  - Generation installed capacity of **4,304 MW**, considering the 99.94% stake in CPFL Renováveis
- ✓ Recognition in **2019 Exame Sustainability Guide** as the most sustainable company in the utilities sector, highlighting **CPFL at Hospitals** program
  - Also highlighted in the thematic category **Relationship with the Community**, with the projects of **CPFL Institute**

Conference Call with Simultaneous Translation into English (Bilingual Q&A)

Wednesday, November 13, 2019 – 11:00 a.m. (Brasília), 09:00 a.m. (ET)

Portuguese: 55-11-3193-1080 or 55-11-2820-4080 (Brazil)

English: 1-800-492-3904 (USA) and 1-646-828-8246 (Other Countries)

Investor Relations Department
(+55) 19 3756.8458/8887

ri@cpfl.com.br
www.cpfl.com.br/ri

CPFE3 NOVO MERCADO BM&FBOVESPA | CPL LISTED NYSE | Índice Brasil IBRX | Índice de Energia Elétrica IEE | Índice de Ações com Governança Corporativa Diferenciada IGC | Índice de Ações com Tag Along Diferenciado ITAG

MESSAGE FROM THE CEO

CPFL Energia even more renewable

The third quarter of 2019 was especially marked by the conclusion of the process to integrate the administrative activities of CPFL Renováveis with the organizational model of the CPFL Energia Group, further reinforcing the Management's commitment to growth and creating value for its shareholders by strengthening potential synergies between the companies. Also, with the conclusion of the acquisition, CPFL Energia now holds 99.94% of CPFL Renováveis.

In operational terms, energy sales during the quarter in our concession areas, as in the Brazilian market, did not show significant results, still affected by the industrial slowdown.

However, I wish to highlight the economic and financial performance, where we have once again achieved significant results. EBITDA reached R$ 1,618 million and Net Income was R$ 748 million in 3Q19, respectively 4.5% and 19.4% higher than in the same period in 2018. The distribution segment registered significant performance, with EBITDA of R$ 846 million in 3Q19 (+17.8%), mainly reflecting the results of tariff adjustments at distributors: CPFL Piratininga (October 2018), CPFL Paulista (April 2019) and RGE (June 2019).

With the focus on optimizing the capital structure, consolidated leverage of CPFL Energia remains at adequate levels. The Company’s net debt to EBITDA ratio stood at 2.68x at the end of the quarter, as measured by our financial covenants, already considering the 99.94% interest in CPFL Renováveis.

We invested R$ 616 million in 3Q19 (+17.4%) and a total of R$ 1,582 million in 9M19. Accordingly, we continue to focus on value-creation initiatives and on our investment plan (around R$11.9 billion over the next five years, of which R$ 2.2 billion in 2019), accompanied by financial discipline, and the engagement and commitment of our teams.

In order to adopt the best practices in the sector, we continue to implement cutting-edge automation technologies in our businesses and digitalize support activities in order to better manage our costs.

In the social and sustainability sphere, we highlight the recognition in 2019 Exame Sustainability Guide as the most sustainable company in the utilities sector, highlighting CPFL at Hospitals program. This program comprises an investment of R$ 150 million for an initiative that will help public institutions and charities to reduce their electricity bills through energy efficiency actions. During the next three years, up to 25 MWp in photovoltaic panels will be installed in charity hospitals, which will help reduce approximately 6,000 tons of CO2 per year, equivalent to the planting of around 900 trees.

Finally, on behalf of CPFL management, I would like to praise the engagement and commitment of our over 12,000 employees and reiterate the commitment and trust that our shareholders, clients, partners, society and other stakeholders have in us. We remain optimistic about the advances in the electricity sector and confident about our business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in Brazil.

Gustavo Estrella

CEO of CPFL Energia

KEY INDICATORS

Indicators (R$ Million)	3Q19	3Q18	Var.	9M19	9M18	Var.
Load in the Concession Area - GWh	16,420	16,462	-0.3%	51,030	50,611	0.8%
Sales within the Concession Area - GWh	15,963	16,249	-1.8%	50,320	50,187	0.3%
Captive Market	10,522	10,808	-2.6%	33,951	34,076	-0.4%
Free Client	5,441	5,441	0.0%	16,369	16,111	1.6%
Gross Operating Revenue	11,665	12,174	-4.2%	33,257	32,313	2.9%
Net Operating Revenue	7,746	8,130	-4.7%	21,910	21,450	2.1%
EBITDA(1)	1,618	1,548	4.5%	4,654	4,284	8.6%
Distribution	846	718	17.8%	2,699	2,278	18.5%
Conventional generation	338	336	0.5%	975	960	1.6%
Renewable generation	384	427	-10.0%	827	910	-9.1%
Commercialization, Services & Others	50	67	-24.8%	152	135	12.6%
Net Income	748	626	19.4%	1,892	1,496	26.5%
Net Debt(2)	16,901	15,503	9.0%	16,901	15,503	9.0%
Net Debt / EBITDA(2)	2,68x	2,92x	-8.1%	2,68x	2,92x	-8.1%
Investments(3)	616	525	17.4%	1,582	1,370	15.5%

Notes:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 3.2 of this report;

(2)  In covenants criteria, which considers CPFL Energia stake in each project;

(3)  Does not include special obligations.

1) COMPANY PROFILE AND CORPORATE STRUCTURE

Company Operation

CPFL Energia operates in the Generation, Transmission, Distribution, Commercialization and Services segments, with presence in 11 states in all regions of the country.

Distribution

- cpfl paulista
- cpfl piratininga
- cpfl santa cruz
- RGE

Services

cpfl soluções
20 Operational Basis (SP)
1 Overhaul (SP)
5 Market Business Offices (SP, AM, PE, RS, PR)

1. ENVO
2. cpfl total
3. cpfl atende
4. cpfl pessoas
4. cpfl finanças
4. cpfl supre
4. cpfl infra

Generation

cpfl geração

1. HPP Luis Eduardo Magalhães
2. HPP Serra da Mesa
3. HPP Foz do Chapecó
4. HPP Campos Novos
5. HPP Barra Grande
6. Ceran Complex: HPP Monte Claro, HPP Castro Alves, HPP 14 de Julho
7. 2 SHPPs (SP)
8. 6 MHPPs
   4 (SP), 2 (MG)
9. TPPs
   Termoparaíba and Termonordeste

Transmission

cpfl transmissão

1. 7 substations
   2 (SP), 1 (CE), 1 (SC), 3 (RS)
2. 6 transmission lines
   2 (SC), 4 (RS)

Renewable

CPFL Renováveis

10. 40 SHPPs
    17 (SP), 10 (MG), 4 (RS), 6 (SC), 2 (MT), 1 (PR)
11. 45 Wind Farms
    12 (CE), 29 (RN), 4 (RS)
12. 8 TPPs (Biomass)
    5 (SP), 1 (RN), 1 (MG), 1 (PR)
13. Tanquinho Solar Energy Plant (PV) (SP)

11
1
11
12
9
1
2
10
12
8
7
10
2
12
10
13
1
4
1
3
8
12
10
2
1
10
3
4
2
2
1
5
4
6
3
10
11

HPP - Hydroelectric Power Plant
SHPP - Small Hydroelectric Power Plant
MHPP - Micro Hydroelectric Power Plant
TPP - Thermal Power Plants
PV - Photovoltaic Power Plant

CPFL is the second largest distributor in volume of energy sales, with 14% of the national market, serving approximately 9.7 million customers in 687 municipalities. With 4,304 MW of installed capacity, it is the third largest private generator in the country, being the leader in renewable generation, operating in hydroelectric, solar, wind and biomass sources. It also has investments in Transmission, with the acquisition of three new projects in 2018, and a national performance of CPFL Soluções, providing integrated solutions in energy management and commercialization, energy efficiency, distributed generation, energy infrastructure and consulting services.

Shareholders Structure

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 09/30/2019

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%).

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas

(4) CPFL Renováveis is controlled by CPFL Energia (46.7609%) and CPFL Geração (53.1831%)

Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

CPFL’s Management is composed of the Board of Directors, its decision-making authority, and the Board of Executive Officers, its executive body. CPFL also has five advisory committees, which support the Board in its decisions and monitor relevant and strategic themes, and a permanent Fiscal Council, composed of three members, that also exercises the duties of Audit Committee, in line with Sarbanes-Oxley Law (SOX), applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

Dividend Policy

On May 21, 2019, CPFL Energia announced to its shareholders and to the market that its Board of Directors approved, at the meeting held on that date, the adoption of a dividend distribution policy, which determines that the Company should distribute annually, as dividends, at least 50% of the adjusted net income, in accordance with the Brazilian Corporate Law. Furthermore, the Dividend Policy sets out the factors that will influence the amount of the distributions, as well as other issues considered relevant by the Board of Directors and the shareholders. The Dividend Policy also highlights that certain obligations contained in the Company’s financial contracts may limit the amount of dividends and/or interest on own capital that may be distributed.

The approved Dividend Policy is merely indicative, with the purpose of signaling to the market the treatment that the Company intends to give to the distribution of dividends to its shareholders, having, therefore, a programmatic character, not binding upon the Company or its governing bodies.

The Dividend Policy is available at the Investor Relations website http://www.cpfl.com.br/ir.

2) OPERATIONAL PERFORMANCE

2.1) Distribution

2.1.1) Load net of losses in the concession area

Load in the Concession Area - GWh
	3Q19	3Q18	Var.	9M19	9M18	Var.
Captive Market	10,708	10,801	-0.9%	33,956	33,866	0.3%
Free Client	5,712	5,661	0.9%	17,074	16,745	2.0%
Total	16,420	16,462	-0.3%	51,030	50,611	0.8%

Note: If excluding the consumption of large consumers that migrate to the National Grid, the load within the concession area would have the following variations: +0.7% in the quarter and +1.6% accumulated.

2.1.2) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	3Q19	3Q18	Var.	9M19	9M18	Var.
Captive Market	10,522	10,808	-2.6%	33,951	34,076	-0.4%
Free Client	5,441	5,441	0.0%	16,369	16,111	1.6%
Total	15,963	16,249	-1.8%	50,320	50,187	0.3%

In 3Q19, sales within the concession area, achieved by the distribution segment, totaled 15,963 GWh, a decrease of 1.8%. Sales to the captive market totaled 10,522 GWh in 3Q19, a decrease of 2.6%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,441 GWh in 3Q19, staying on the same level of 2018.

In 9M19, sales within the concession area reached 50,320 GWh, an increase of 0.3%. Sales to the captive market totaled 33,951 GWh, a decrease of 0.4% and the quantity of energy, which corresponds to the consumption of free clients totaled 16,369 GWh, an increase of 1.6%.

Sales within the Concession Area - GWh
	3Q19	3Q18	Var.	Part.	9M19	9M18	Var.	Part.
Residential	4,632	4,627	0.1%	29.0%	15,037	14,647	2.7%	29.9%
Industrial	6,114	6,368	-4.0%	38.3%	18,292	18,653	-1.9%	36.4%
Commercial	2,505	2,482	0.9%	15.7%	8,391	8,207	2.2%	16.7%
Others	2,712	2,772	-2.1%	17.0%	8,600	8,680	-0.9%	17.1%
Total	15,963	16,249	-1.8%	100.0%	50,320	50,187	0.3%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 6.9.

Concession area in 3Q19:

•        Residential and Commercial classes (29.0% and 15.7% of total sales, respectively): increase of 0.1% and 0.9% respectively, impacted by fewer days on the billing calendar, the growth of Distributed Generation in the concession area and the macroeconomic scenario. Still, higher temperatures favored the consumption for these classes.

•        Industrial class (38.3% of total sales): reduction of 4.0%, reflecting the weak economic activity and the migration of two large consumer located in the CPFL Piratininga concession area to the basic network. Excluding this effect, the variation of the Industrial class would be -2.7%.

Concession area in 9M19:

•        Residential and Commercial classes (29.9% and 16.7% of total sales, respectively): increase of 2.7% and 2.2%, respectively, favored by the high temperature in the first months of the year, which favored the increase in consumption, especially in the state of São Paulo, partially offset by a higher temperature in the South region in the second quarter, which reduced the consumption for heating, the growth of Distributed Generation in the concession area and the macroeconomic scenario.

•        Industrial class (36.4% of total sales): reduction of 1.9%, reflecting the weak economic performance and the migration of consumers to the basic network.

Sales to the Captive Market - GWh
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	4,632	4,627	0.1%	15,037	14,647	2.7%
Industrial	1,388	1,557	-10.9%	4,214	4,590	-8.2%
Commercial	1,901	1,931	-1.5%	6,406	6,413	-0.1%
Others	2,601	2,693	-3.4%	8,294	8,426	-1.6%
Total	10,522	10,808	-2.6%	33,951	34,076	-0.4%

Note: The tables with captive market sales by distributor are attached to this report in item 6.10.

Free Client - GWh
	3Q19	3Q18	Var.	9M19	9M18	Var.
Industrial	4,726	4,811	-1.8%	14,078	14,063	0.1%
Commercial	604	551	9.5%	1,985	1,794	10.6%
Others	111	79	41.1%	307	254	20.9%
Total	5,441	5,441	0.0%	16,369	16,111	1.6%

Free Client by Distributor - GWh
	3Q19	3Q18	Var.	9M19	9M18	Var.
CPFL Paulista	2,512	2,493	0.8%	7,626	7,434	2.6%
CPFL Piratininga	1,479	1,577	-6.2%	4,507	4,707	-4.3%
RGE	1,272	1,217	4.5%	3,704	3,519	5.3%
CPFL Santa Cruz	178	155	14.9%	532	451	18.0%
Total	5,441	5,441	0.0%	16,369	16,111	1.6%

2.1.3) Losses

The consolidated losses index of CPFL Energia was of 9.31% in the 12 months to September/19, compared to 9.01% in June/19, an increase of 0.30 pp. The increase in losses is associated with an unfavorable revenue schedule in the quarter, compared to September/18 and June/19.

12M Accumulated Losses[1]
	Sept-18	Dec-18	Mar-19	Jun-19	Sept-19	ANEEL
CPFL Energia	8.86%	9.03%	8.84%	9.01%	9.31%	8.27%
CPFL Paulista	8.87%	9.13%	8.86%	9.13%	9.63%	8.37%
CPFL Piratininga	7.79%	7.94%	7.69%	7.88%	7.99%	6.92%
RGE	9.71%	9.70%	9.78%	9.74%	9.86%	9.14%
CPFL Santa Cruz	8.09%	8.56%	7.82%	8.10%	8.34%	7.58%

Notes:

1)     The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

The CPFL group has intensified the actions against non-technical losses in recent years, where the main achievements of the semester were:

               (i)          Conducting 432,000 inspections at consumer units;

             (ii)          Cut out of 83,000 inactivated consumer units;

            (iii)          Regularization of 1,100 clandestine consumers;

            (iv)          Replacing obsolete / defective meters with new electronics;

             (v)          Implementation of armored measuring boxes for 4 thousand customers in São Paulo;

            (vi)          Recovery of 460 GWh of energy, of which 334 GWh related to revenue growth and 126 GWh of retroactive energy;

          (vii)          Driving to the police station of 95 people, between arrests and indictment for power theft;

         (viii)          Communication of CPFL Energia's actions to combat losses in physical and digital media, showing that energy theft is a crime and is subject to penalties.

2.1.4) SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI Indicators
Distributor	SAIDI (hours)
	2016	2017	2018	3Q18	1Q19	2Q19	3Q19	ANEEL[1]
CPFL Paulista	7.62	7.14	6.17	6.25	6.46	6.71	6.84	7.38
CPFL Piratininga	8.44²	6.97	5.92	6.01	6.40	6.55	6.55	6.41
RGE	16.82	14.83	14.44	14.49	14.95	14.83	14.33	11.08
CPFL Santa Cruz	8.47	6.22	6.01	5.61	6.21	6.22	6.36	8.46

SAIFI Indicators
Distributor	SAIFI (interruptions)
	2016	2017	2018	3Q18	1Q19	2Q19	3Q19	ANEEL[1]
CPFL Paulista	5.00	4.94	4.03	4.13	4.16	4.29	4.42	6.32
CPFL Piratininga	3.97²	4.45	3.87	3.71	4.31	4.34	4.35	5.68
RGE	8.44	7.68	6.10	6.31	6.27	6.40	6.48	8.35
RGE Sul	9.41	7.62	5.89	0.00		0.00	0.00	8.30
CPFL Santa Cruz	6.25	5.13	5.09	4.90	4.84	4.82	4.79	7.64

Notes:

1)ANEEL limit;

2)In previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This figure excluded the effect of a CTEEP transmission failure during a storm. However, an ANEEL decision determined that this effect be included in the SIDI and SAIFI statistics, thus correcting the values shown in the table

This result carries the impact of the 1st quarter storms added to the atypical storms in the state of  São Paulo in this quarter, which mainly affected CPFL Paulista (July, August and September), CPFL Piratininga (July and September) and CPFL Santa Cruz ( August and September).

Comparing with the 3Q18 indices, it is worth mentioning the reduction in RGE SAIDI (-1.1%) and CPFL Santa Cruz SAIFI (-2.2%).

Since 2019, the RGE and RGE Sul concessions have been unified, becoming a single distributor for the purpose of calculating technical indicators.

2.1.5) Delinquency

ADA increased by R$ 13 million (28.0%) in 3Q19 compared to 3Q18. However, compared to 2Q19, there was a reduction of 4.0%.

In 2019 several actions were implemented:

✓  Increase of power cuts in 3Q19 (589 thousand power cuts in 3Q19 versus 536 thousand in 2Q19) and expectation to maintain the same level until the end of the year (meter and circuit breaker);

✓  Intensification of other collection actions ( monthly average volume):

•       550 thousand emails

•       375 thousand SMS

•       485 thousand Telephone Charges

•       610,000 Negativities

•       530 thousand cuts

•       70,000 Billing Letters

•       54,000 Protests

✓  Intensified negotiations with customers with judicial and inactive debts (Group A);

✓  Implementation of new payment options (debit and credit card) for overdue accounts.

2.2) Conventional and Renewable Generation

2.2.1) Installed Capacity

In 3Q19, the Generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 4,304 MW.

Since the IPO in 2004, CPFL Energia has been expanding its portfolio and today has a 404% higher capacity.

Note: Take into account CPFL Energia’s 99.94% stake in CPFL Renováveis. Graphic does not consider 1 MW of Solar Generation of Tanquinho Plant

2.2.2) Operational and under construction Projects

CPFL Geração's project portfolio (considering CPFL Energia's participation in each project) totals 2,173 MW of installed capacity in operation. The plants in operation comprise 8 HPPs (1,966 MW), 2 TPPs (182 MW), e 9 SHPPs (24 MW).

CPFL Geração - Portfolio
Em MW	HPP	TPP	SHPP	Total
In Operation	1,966	182	24	2,173

CPFL Renováveis's project portfolio (100% Stake) totals 2,133 MW of installed capacity in operation and 110 MW of capacity under construction. The plants in operation comprise 40 SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric plants (370 MW) e 1 solar plant (1 MW). Still in construction 1 SHPP (28 MW) and 4 wind farms (82 MW).

Additionally, CPFL Renováveis has wind, solar and SHPP projects under development totaling 2,903 MW.

The table below illustrates the overall portfolio of assets (100% stake) in operation, construction and development, and their installed capacity:

CPFL Renováveis - Portfolio
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	453	370	1,309	1	2,133
Under construction	28	-	82	-	110
Under development	149	-	2,415	340	2,903
Total	630	370	3,805	341	5,146

SHPP Lucia Cherobim

SHPP Lucia Cherobim, a project located in the state of Paraná, is scheduled to start operating in 2024. Installed capacity is 28.0 MW and physical guarantee is 16.6 average MW. The energy was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R $ 189.95 / MWh - June 2019).

Gameleira Complex Wind Farms

The Gameleira Complex Wind Farms (Costa das Dunas, Figueira Branca, Farol de Touros and Gameleira), located in the state of Rio Grande do Norte, is scheduled to start operating in 2024. The installed capacity is 81.7 MW and the physical guarantee is 39.4 average MW. There was an increase in installed capacity from 61.3 MW to 81.7 MW, due to the optimization of the wind turbine power. Part of the energy (12.0 average MW) was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R $ 89.89 / MWh - June 2019).

2.3) Commercialization

Number of Commercialization Consumer Units

In September 2019, CPFL Brasil's Consumer Units reached a total of 1,913, a 42.2% increase.

2.4) Transmission

Operational Portfolio
Project	Location	RAP (R$ MM)	Capex (R$ MM)	Operation Start	Substation #	Network (Km)
Piracicaba	SP	8.9	100	apr/16	1	0
Morro Agudo	SP	10.8	100	Jun-17	1	1

In Construction Portolio
Project	Location	RAP (R$ MM)	Estimated Capex by Aneel (R$ MM)	Operation Start	Substation #	Network (Km)
Maracanaú	CE	7.9	102	Mar-22	1	2
Sul I	SC	26.4	366	Mar-24	1	320
Sul II	RS	33.9	349	Mar-24	3	85

Notes: Base Date - Piracicaba (12/19/12) – Morro Agudo (06/01/14) – Maracanaú (06/28/18) – Sul I e II (12/20/18). RAP stands for Allowed Annual Revenue.

3) CPFL ENERGIA ECONOMIC-FINANCIAL PERFORMANCE

3.1) Criteria of financial statements consolidation

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described on attachment 6.11. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2019 and 2019, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Consolidation of CPFL Renováveis Financial Statements

On September 30, 2019, CPFL Energia indirectly held 99.94% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

Consolidation of RGE Sul Financial Statements

On September 30, 2019, CPFL Energia held the following stake in the capital stock of RGE Sul: 89.0107%, directly, and 10.9893%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 3.3, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 6.12 of this report.

Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

3.2) Economic-Financial Performance

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	3T19	3T18	Var.	9M19	9M18	Var.
Gross Operating Revenue	11,665	12,174	-4.2%	33,257	32,313	2.9%
Net Operating Revenue	7,746	8,130	-4.7%	21,910	21,450	2.1%
Revenue from building the infrastructure	562	463	21.4%	1,488	1,203	23.7%
Net Operating Revenue (ex-rev. from infrastructure)	7,185	7,667	-6.3%	20,422	20,247	0.9%
Cost of Electric Power	(4,779)	(5,401)	-11.5%	(13,532)	(13,953)	-3.0%
Contribution Margin	2,405	2,266	6.1%	6,890	6,294	9.5%
PMSO	(841)	(783)	7.5%	(2,410)	(2,184)	10.3%
Other Operating Costs & Expenses	(1,008)	(873)	15.4%	(2,803)	(2,462)	13.8%
Equity Income	82	87	-5.7%	257	241	6.8%
EBITDA[1]	1,618	1,548	4.5%	4,654	4,284	8.6%
Financial Income (Expense)	(132)	(279)	-52.6%	(564)	(832)	-32.3%
Income Before Taxes	1,068	881	21.2%	2,859	2,259	26.5%
Net Income	748	626	19.4%	1,892	1,496	26.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Breakdown of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
3Q19
Net operating revenue	6,134	324	599	969	147	2	(429)	7,746
Operating costs and expenses	(5,289)	(68)	(215)	(945)	(115)	(9)	429	(6,211)
Depreciation e amortization	(204)	(30)	(162)	(0)	(6)	(16)	-	(418)
Income from electric energy service	642	226	222	24	26	(22)	0	1,118
Equity accounting	-	82	-	-	-	-	-	82
EBITDA	846	338	384	25	32	(7)	(0)	1,618
Financial result	(43)	(43)	(93)	(8)	0	54	-	(132)
Income (loss) before taxes	599	265	130	17	26	32	(0)	1,068
Income tax and social contribution	(224)	(33)	(6)	(5)	(9)	(44)	-	(320)
Net income (loss)	375	232	124	12	17	(12)	(0)	748

3Q18
Net operating revenue	6,465	307	622	981	140	0	(385)	8,130
Operating costs and expenses	(5,747)	(58)	(195)	(937)	(109)	(8)	385	(6,670)
Depreciation e amortization	(183)	(27)	(156)	(1)	(6)	(16)	-	(388)
Income from electric energy service	535	222	271	43	26	(24)	-	1,073
Equity accounting	-	87	-	-	-	-	-	87
EBITDA	718	336	427	43	32	(8)	-	1,548
Financial result	(98)	(62)	(126)	(1)	0	8	-	(279)
Income (loss) before taxes	438	247	145	42	26	(16)	-	881
Income tax and social contribution	(161)	(48)	(24)	(14)	(6)	(1)	-	(255)
Net income (loss)	277	198	121	27	20	(17)	-	626

Variation
Net operating revenue	-5.1%	5.3%	-3.6%	-1.2%	4.5%	-	11.4%	-4.7%
Operating costs and expenses	-8.0%	16.4%	10.3%	0.8%	5.4%	7.6%	11.4%	-6.9%
Depreciation e amortization	11.8%	8.5%	3.9%	-20.0%	8.3%	0.0%	-	7.8%
Income from electric energy service	19.8%	2.0%	-17.9%	-43.3%	0.0%	-6.8%	-	4.2%
Equity accounting	-	-5.7%	-	-	-	-	-	-5.7%
EBITDA	17.8%	0.5%	-10.0%	-43.0%	1.5%	-19.7%	-	4.5%
Financial result	-56.1%	-30.0%	-26.8%	559.5%	-	542.3%	-	-52.6%
Income (loss) before taxes	36.8%	7.3%	-10.2%	-60.2%	0.5%	-304.5%	-	21.2%
Income tax and social contribution	39.2%	-32.7%	-74.8%	-65.8%	40.7%	-	-	25.6%
Net income (loss)	35.4%	17.1%	2.3%	-57.3%	-12.7%	-29.3%	-	19.4%

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
9M19
Net operating revenue	17,837	891	1,345	2,542	451	2	(1,157)	21,910
Operating costs and expenses	(15,138)	(173)	(517)	(2,465)	(344)	(34)	1,157	(17,514)
Depreciation e amortization	(590)	(89)	(484)	(1)	(18)	(47)	-	(1,231)
Income from electric energy service	2,108	629	343	76	88	(79)	(0)	3,165
Equity accounting	-	257	-	-	-	-	-	257
EBITDA	2,699	975	827	77	107	(32)	0	4,654
Financial result	(174)	(126)	(316)	(17)	1	68	-	(564)
Income (loss) before taxes	1,934	760	28	59	89	(11)	0	2,859
Income tax and social contribution	(707)	(135)	(35)	(19)	(26)	(44)	-	(967)
Net income (loss)	1,227	624	(8)	40	63	(55)	0	1,892

9M18
Net operating revenue	17,307	859	1,420	2,534	380	0	(1,050)	21,450
Operating costs and expenses	(15,029)	(141)	(510)	(2,452)	(301)	(26)	1,050	(17,408)
Depreciation e amortization	(570)	(88)	(468)	(2)	(17)	(47)	-	(1,192)
Income from electric energy service	1,708	631	442	80	62	(73)	-	2,850
Equity accounting	-	241	-	-	-	-	-	241
EBITDA	2,278	960	910	82	79	(26)	-	4,284
Financial result	(249)	(205)	(375)	(13)	(1)	10	-	(832)
Income (loss) before taxes	1,459	667	68	67	62	(63)	-	2,259
Income tax and social contribution	(537)	(132)	(56)	(24)	(15)	1	-	(764)
Net income (loss)	921	535	12	43	46	(62)	-	1,496

Variation
Net operating revenue	3.1%	3.6%	-5.3%	0.3%	18.7%	-	10.2%	2.1%
Operating costs and expenses	0.7%	22.9%	1.5%	0.5%	14.4%	29.7%	10.2%	0.6%
Depreciation e amortization	3.5%	1.8%	3.4%	-17.9%	8.5%	0.0%	-	3.3%
Income from electric energy service	23.5%	-0.4%	-22.4%	-5.8%	41.9%	7.7%	-	11.0%
Equity accounting	-	6.8%	-	-	-	-	-	6.8%
EBITDA	18.5%	1.6%	-9.1%	-6.0%	34.8%	21.6%	-	8.6%
Financial result	-30.1%	-38.3%	-15.8%	25.9%	-	546.8%	-	-32.3%
Income (loss) before taxes	32.6%	13.9%	-59.1%	-12.0%	45.0%	-82.6%	-	26.5%
Income tax and social contribution	31.6%	2.6%	-36.6%	-19.5%	69.7%	-	-	26.7%
Net income (loss)	33.2%	16.6%	-163.7%	-7.8%	36.7%	-11.4%	-	26.5%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 6.

Operating Revenue

In 3Q19, gross operating revenue reached R$ 11,665 million, representing a decrease of 4.2% (R$ 509 million). Deductions from the gross operating revenue was of R$ 3,918 million in 3Q19, representing a decrease of 3.1% (R$ 126 million). Net operating revenue reached R$ 7,746 million in 3Q19, registering a decrease of 4.7% (R$ 384 million).

The main factors that affected the net operating revenue were:

•      Decrease of revenues in the Distribution segment, in the amount of R$ 331 million (for more details, see item 5.1.1);

•      Decrease of revenues in the Renewable Generation segment, in the amount of R$ 23 million;

•      Decrease of revenues in the Commercialization segment, in the amount of R$ 12 million;

•      Variation of R$ 44 million in the eliminations, due to the sales among the group’s segments;

Partially offset by:

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 16 million;

•      Increase of revenues in the Services segment, in the amount of R$ 6 million.

In 9M19, gross operating revenue reached R$ 33,257 million, representing an increase of 2.9% (R$ 944 million). Deductions from the gross operating revenue was of R$ 11,346 million in 9M19, representing an increase of 4.5% (R$ 484 million). Net operating revenue reached R$ 21,910 million in 9M19, registering an increase of 2.1% (R$ 460 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 530 million (for more details, see item 5.1.1);

•      Increase of revenues in the Services segment, in the amount of R$ 71 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 31 million;

•      Increase of revenues in the Commercialization segment, in the amount of R$ 8 million;

Partially offset by:

•      Variation of R$ 107 million in the eliminations, due to the sales among the group’s segments;

•      Decrease of revenues in the Renewable Generation segment, in the amount of R$ 76 million.

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	752	751	0.1%	2,102	2,025	3.8%
PROINFA	99	82	20.9%	303	250	21.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,711	4,660	-20.4%	10,387	11,077	-6.2%
PIS and COFINS Tax Credit	(412)	(490)	-15.9%	(1,083)	(1,186)	-8.7%
Total	4,150	5,003	-17.0%	11,709	12,167	-3.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	544	487	11.6%	1,530	1,630	-6.1%
Itaipu Transmission Charges	74	71	4.7%	211	198	6.2%
Connection Charges	40	46	-11.9%	134	116	15.0%
Charges for the Use of the Distribution System	11	13	-13.2%	36	35	3.9%
ESS / EER	22	(179)	-	94	(4)	-
PIS and COFINS Tax Credit	(63)	(40)	58.1%	(182)	(189)	-3.9%
Total	629	399	57.8%	1,822	1,786	2.0%

Cost of Electric Energy	4,779	5,401	-11.5%	13,532	13,953	-3.0%

In 3Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,779 million, registering a reduction of 11.5% (R$ 622 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 4,150 million in 3Q19, a reduction of 17.0% (R$ 853 million), due to the following factors:

              (i)      Reduction of 20.4% (R$ 949 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the reduction of 28.9% in the average purchase price (R$ 221.62/MWh in 3Q19 vs. R$ 311.58/MWh in 3Q18), partially offset by the increase of 12.0% (1,790 GWh) in the volume of purchased energy;

Partially offset by:

             (ii)      Reduction of 15.9% (R$ 78 million) in PIS/Cofins tax credits (cost reducer), generated from the energy purchase;

            (iii)      Increase of 20.9% (R$ 17 million) in the amount of Proinfa cost, due to the increases of 19.8% in the average purchase price (R$ 348.39/MWh in 3Q19 vs. R$ 290.78/MWh in 3Q18) and of 0.9% (2 GWh) in the volume of purchased energy;

           (iv)      Increase of 0.1% (R$ 1 million) in the cost of energy from Itaipu, due to the increase of 1.2% in the average purchase price (R$ 270.76/MWh in 3Q19 vs. R$ 267,46/MWh in 3Q18), partially offset by the decrease of 1.1% (30 GWh) in the volume of purchased energy.

•      Charges for the use of the transmission and distribution system reached R$ 629 million in 3Q19, an increase of 57.8% (R$ 231 million), due to the following factors:

              (i)      Variation of R$ 201 million in sector charges (System Service Usage Charges – ESS / Reserve Energy Charges – EER), due to CONER resources that drastically reduced this expense in 3Q18;

             (ii)      Increase of 8.5% (R$ 53 million) in the connection and transmission charges (basic network, Itaipu transmission, connection and usage of the distribution system);

Partially offset by:

            (iii)      Increase of 58.1% (R$ 23 million) in PIS/Cofins tax credits (cost reducer), generated from the charges.

In 9M19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 13,532 million, registering a decrease of 3.0% (R$ 421 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 11,709 million in 9M19, a decrease of 5.5% (R$ 395 million), due to the following factors:

              (i)      Decrease of 6.2% (R$ 690 million) in the cost of energy purchased through auction in the regulated environment, bilateral contracts and energy purchased in the spot market, due to the decrease of 13.4% in the average purchase price (R$ 210.57/MWh in 9M19 vs. R$ 243.23/MWh in 9M18), partially offset by the increase of 8.3%(3,785 GWh) in the volume of purchased energy;

Partially offset by:

             (ii)      Reduction of 8.7% (R$ 103 million) in PIS/Cofins tax credits (cost reducer), generated from the energy purchase;

            (iii)      Increase of 3.8% (R$ 76 million) in the cost of energy from Itaipu, due to the increase of 4.6% in the average purchase price (R$ 225.03/MWh in 9M19 vs. R$ 243.71/MWh in 9M18), partially offset by the reduction of 0.8% (69 GWh) in the volume of purchased energy;

           (iv)      Increase of 21.1% (R$ 53 million) in the amount of Proinfa cost, due to the increase of 21.0% in the average purchase price (R$ 375.31/MWh in 9M19 vs. R$ 310.16/MWh in 9M18) and the increase of 0.1% (1 GWh) in the volume of purchased energy.

•      Charges for the use of the transmission and distribution system reached R$ 1,822 million in 9M19, an increase of 2.0% (R$ 36 million), due to the following factors:

              (i)      Variation of R$ 97 million in sector charges (ESS/EER);

             (ii)      Reduction of 3.9% (R$ 7 million) in PIS/Cofins tax credits (cost reducer), generated from the charges.

Partially offset by:

           (i)        Reduction of 3.5% (R$ 69 million) in the connection and transmission charges (basic network, Itaipu transmission, connection and usage of the distribution system).

Contribution margin

In 3Q19, contribution margin reached R$ 2,405 million, compared to R$ 2,266 in 3Q18, an increase of 6.1% (R$ 139 million). In 9M19, contribution margin reached R$ 6,890 million, compared to R$ 6,294 million in 9M18, an increase of 9.5% (R$ 596 million). Quarter and year-to-date results mainly reflect the good performance of the Distribution segment.

Operating Costs and Expenses

Operating costs and expenses reached R$ 1,849 million in 3Q19, compared to R$ 1,656 million in 3Q18, an increase of 11.7% (R$ 193 million). In 9M19, operating costs and expenses reached R$ 5,213 million, compared to R$ 5,213 million in 9M18, compared to R$ 4,647 million in 9M18, an increase of 12.2% (R$ 567 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	3Q19	3Q18	Variation		9M19	9M18	Variação
			R$ MM	%			R$ MM	%
Personnel	(364)	(344)	(20)	5.7%	(1,077)	(1,034)	(43)	4.2%
Material	(71)	(62)	(9)	14.4%	(204)	(188)	(16)	8.5%
Outsourced Services	(172)	(162)	(10)	6.2%	(515)	(499)	(17)	3.4%
Other Operating Costs/Expenses	(235)	(215)	(20)	9.2%	(613)	(463)	(150)	32.3%
Allowance for doubtful accounts	(61)	(45)	(16)	34.1%	(195)	(114)	(81)	71.3%
Legal and judicial expenses	(55)	(69)	14	-19.9%	(126)	(113)	(14)	12.0%
Others	(118)	(100)	(18)	17.9%	(292)	(237)	(55)	23.2%
Total Reported PMSO	(841)	(783)	(58)	7.5%	(2,410)	(2,184)	(226)	10.3%

The PMSO item reached R$ 841 million in 3Q19, compared to R$ 783 million in 3Q18, an increase of 7.5% (R$ 58 million), due to the following factors:

   (i)        Personnel - increase of 5.7% (R$ 20 million), mainly due to the collective bargaining agreement and the expenses with CPFL Renováveis integration process;

  (ii)        Material - increase of 14.4% (R$ 9 million), due to the increases in grid and fleet maintenance;

 (iii)        Outsourced services - increase of 6.2% (R$ 10 million), mainly due to machinery and equipment maintenance;

 (iv)        Other operational costs/expenses - increase of 9.2% (R$ 20 million), mainly due to:

✓  Increase of 54.9% (R$ 17 million) in assets write-off, mainly in CPFL Renováveis and the distribution companies;

✓  Increase of 34.1% (R$ 16 million) in allowance for doubtful account;

Partially offset by:

✓  Decrease of 19.9% (R$ 14 million) in legal and judicial expenses.

In 9M19, the PMSO item reached R$ 2,410 million, compared to R$ 2,184 million in 9M18, an increase of 10.3% (R$ 226 million), due to the following factors:

   (i)        Personnel - increase of 4.2% (R$ 43 million), mainly due to the collective bargaining agreement and the expenses with CPFL Renováveis integration process;

  (ii)        Material - increase of 8.5% (R$ 16 million), mainly due to the increase in fleet maintenance and uniform and equipment;

 (iii)        Outsourced services - increase of 3.4% (R$ 17 million), mainly due to the increase in machinery and equipment maintenance;

 (iv)        Other operational costs/expenses - increase of 32.3% (R$ 150 million), mainly due to:

✓  Increase of 71.3% (R$ 81 million) in allowance for doubtful account;

✓  Increase of 36.2% (R$ 27 million) in assets write-off;

✓  Increase of 12.0% (R$ 14 million) in legal and judicial expenses;

✓  Increase of 18.9% (R$ 12 million) in collection fee;

✓  Other effects (R$ 16 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 1,008 million in 3Q19, compared to R$ 873 million in 3Q18, registering an increase of 15.4% (R$ 135 million), due to the following factors:

•      Increase of 21.2% (R$ 98 million) in Costs of Building the Infrastructure item;

•      Increase of 29.1% (R$ 7 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report;

•      Increase of 7.8% (R$ 30 million) in Depreciation and Amortization item.

In 9M19, other operating costs and expenses reached R$ 2,803 million, compared to R$ 2,462 million in 9M18, registering an increase of 13.8% (R$ 341 million), due to the following factors:

•      Increase of 23.6% (R$ 284 million) in Costs of Building the Infrastructure item;

•      Increase of 26.5% (R$ 18 million) in Private Pension Fund item, due to the registration of the impacts of the 2019 actuarial report;

•      Increase of 3.3% (R$ 39 million) in Depreciation and Amortization item.

EBITDA

In 3Q19, EBITDA reached R$ 1,618 million, compared to R$ 1,548 million in 3Q18, registering an increase of 4.5% (R$ 70 million), mainly reflecting the good performance of the Distribution segment, partially offset by lower EBITDA in the Conventional and Renewable Generation segments.

In 9M19, EBITDA reached R$ 4,654 million, compared to R$ 4,284 million in 9M18, registering an increase of 8.6% (R$ 370 million), mainly reflecting the performance of the Distribution segment.

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net Income	748	626	19.4%	1,892	1,496	26.5%
Depreciation and Amortization	418	388		1,231	1,192
Financial Result	132	279		564	832
Income Tax / Social Contribution	320	255		967	764
EBITDA	1,618	1,548	4.5%	4,653	4,283	8.6%

Financial Result

Financial Result (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Revenues	280	213	31.8%	718	579	24.1%
Expenses	(412)	(492)	-16.1%	(1,282)	(1,411)	-9.2%
Financial Result	(132)	(279)	-52.6%	(564)	(832)	-32.3%

In 3Q19, net financial expense was of R$ 132 million, a reduction of 52.6% (R$ 147 million) compared to the net financial expense of R$ 279 million reported in 3Q18. The items explaining this variation are as follows:

(i)           Reduction of 32.9% (R$ 109 million) in the expenses with the net debt (debt charges net of income from financial investments), reflecting the maintenance of a higher cash balance throughout the process of completing the transfer of CPFL Renováveis shares from State Grid to CPFL Energia (R$ 56 million), as well as a reduction in indebtedness (for more details, see item 4.3.1 – Debt IFRS) and interest (CDI interest rate);

(ii)          Reduction of 89.8% (R$ 32 million) in the mark-to-market (non-cash effect);

(iii)         Reduction of 43.6% (R$ 14 million) in the other financial revenues and expenses;

Partially offset by:

(iv)         Reduction of 8.6% (R$ 8 million) in additions and late payment fines.

In 9M19, net financial expense was of R$ 564 million, a reduction of 32.3% (R$ 268 million) compared to the net financial expense of R$ 832 million reported in 9M18. The items explaining this variation are as follows:

(i)           Reduction of 16.4% (R$ 165 million) in the expenses with the net debt (debt charges net of income from financial investments), due to a higher cash balance in 3Q19 and the reduction in the indebtedness;

(ii)          Reduction of 99,3% (R$ 44 million) in the mark-to-market (non-cash effect);

(iii)         Increase of 62.9% (R$ 28 million) in sectoral financial assets and liabilities updates;

(iv)         Decrease of 18.1% (R$ 16 million) in the other financial revenues and expenses;

(v)          Increase of 5.7% (R$ 15 million) in additions and late payment fines.

Net Income

Net income was of R$ 748 million in 3Q19, registering an increase of 19.4% (R$ 122 million) if compared to the net income of R$ 626 million observed in 3Q18. In addition to a good EBITDA performance, the increase in financial income contributed to this result.

In 9M19, net income was of R$ 1,892 million, registering an increase of 26.5% (R$ 396 million) if compared to the net income of R$ 1.496 million observed in 9M18.

3.3) Indebtedness

3.3.1) Debt (IFRS)

On September 30, 2019, the financial debt of the CPFL Group was R$ 20.7 billion, a variation of -4% compared to the last quarter, the total financial debt was of R$ 19.5 billion.

Note: includes the mark-to-market (MTM) effect and borrowing costs.

Debt Profile – R$ billion IFRS

The CPFL Group constantly seek to mitigate any possibility of markets fluctuations risks and, because of these, a share of its debts portfolio, around R$ 4.8 billion, have hedge operations. Considering, for instance, foreign loans, which represents almost 25% of the total debts (IFRS criteria), it was contracted swap operations, aiming foreign exchange protection as well as the rate linked to the contract.

Indexation After Hedge

3Q18 vs. 3Q19

Note: Considering the foreign loan debts (24.66% in the 3Q19), it is contracted swap operations, seeking exchange risks and the duties settled by contract.

Net Debt in IFRS criteria

IFRS | R$ Million	3Q19	3Q18	Var. %
Financial Debt (including hedge)	(19,502)	(20,650)	-5.6%
(+) Available Funds	3,232	3,579	-9.7%
(=) Net Debt	(16,270)	(17,071)	-4.7%

Debt by segment (R$ Million – IFRS)

Notes:

1)   The Generation segment considers CPFL Geração, Ceran and CPFL Transmissão Piracicaba; Service segment considers CPFL Serviços and CPFL Eficiência Energética.

2)   Includes the mark-to-market (MTM) effect and borrowing costs.

Debt Amortization Schedule in IFRS (Sep-19)

The Group CPFL constantly evaluates market opportunities to close deals that goes along with the company’s strategies and policies. Thus, in view of the large market access that CPFL has at its disposal to liquidity sources, through diversified funding alternatives, through either local market financing lines or international market, the debt portfolio of CPFL Energia presents different funding instruments.

The cash position at the end of 3Q19 had a coverage ratio of 0.93x the amortizations of the next 12 months, which allows the CPFL Group to honor all amortization commitments until the beginning of the second semester of 2020. The average amortization term, calculated from this schedule is of 3.24 years.

The debt amortization schedule of the financial debt bellow considers only the notional of the debts and derivatives.

Note:

1)     Considers only the notional and hedge of the debt in total of R$ 19,664 million. In order to reach the value of debt in IFRS, of R$ 19,502 million, should be included charges and the mark-to-market (MTM) effect and cost with funding;

Gross Debt Cost¹ in IFRS criteria

Note: (1) the calculation considers the average cost in the end of the period, since it better reflects the interest rate variations.

Ratings

The following table shows the corporate ratings of CPFL Energia.

Ratings of CPFL Energia - Corporate Credit
Agency	Scale	Rating	Perspective
Standard & Poor's	Brazilian	brAAA	Stable
Fitch Ratings	Brazilian	AAA(bra)	Stable
Moody's	Brazilian	Aaa.br	Stable
	Global	Ba1

3.3.2) Debt in Financial Covenants Criteria

Indexation and Debt Cost in Financial Covenants Criteria

Indexation¹ after Hedge² in Financial Covenants criteria

3Q18 vs. 3Q19

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) For debts contracted in foreign currency (23.85% of total), swap operations were contracted, aiming the protection of the foreign exchange and the rate fluctuations linked to the contract.

Net Debt in Financial Covenants Criteria and Leverage

In the end of the 3Q19, the Proforma Net Debt totaled R$ 16.849 million, an increase of 8.7% compared to net debt position at the end of 3Q18, for R$ 15,503 million.

Covenant Criteria (*) - R$ Million	3Q19	3Q18	Var.
Financial Debt (including hedge)[1]	(20,174)	(18,589)	8.5%
(+) Available Funds	3,325	3,086	7.8%
(=) Net Debt	(16,849)	(15,503)	8.7%
EBITDA Proforma[2]	6,296	5,306	18.7%
Net Debt / EBITDA	2.68	2.92	-8.4%

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to the equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and also the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt and the EBITDA are adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries.

Considering that, the Proforma Net Debt totaled R$ 16,849 million and Proforma EBITDA in the last 12 months reached R$ 6,296 million, the ratio Proforma Net Debt / EBITDA at the end of 3Q19 reached 2.68x.

Leverage in Financial covenants criteria - R$ billion

Note: In the 2Q19, if not consider Re-IPO impact, Financial Covenant was 2.57x (Net Debt w/o Re-IPO impact was R$ 14.6 billion).

In the end of the 3Q19, to calculate the leverage, it was considered the EBITDA of the last 12 months, adjusted by a proportional consolidation and including hedge. Besides, it was deduced the total amount of hedges from the debt. The consolidation of CPFL Renováveis in covenants criteria, which was 53.6% in the 2Q19 and in the end of the 3Q19 was 99.94%, affected directly the increase of the Net Debt and EBITDA in the 3Q19, and, consequently, the leverage as well.

3.4) Investments

3.4.1) Actual Investments

Investments (R$ Million)
Segment	3Q19	3Q18	Var.	1H19	1H18	Var.
Distribution	550	440	25.1%	1,436	1,152	24.6%
Generation - Conventional	2	2	-27.2%	7	2.83	141.3%
Generation - Renewable	45	70	-35.0%	95	174	-45.6%
Commercialization	1	1	-14.6%	2	2	-13.2%
Services and Others[2]	10	10	3.5%	32	35	-9.3%
Transmission[1]	8	3	230.6%	11	3	279.6%
Total	616	525	17.4%	1,582	1,370	16%

Note: 1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 3Q19, the investments were R$ 616 million, an increase of 17.4%, compared to R$ 525 million registered in 3Q18. We also highlight investments made by CPFL Energia in the Distribution segment:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.     Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

3.4.2) Investments Forecasts

On November 30, 2018, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2019 Annual Budget and 2020/2023 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Investments Forecasts (R$ million)1

Total:
R$ 11,938 million
Distribution[3]:
R$ 10,094 million
Generation[4]:
R$ 1,028 million
Trading & Services:
R$ 175 million
Transmission:
R$ 642 million
2,066
3
56
237
1,770
2,174
58
64
145
1,907
2,565
348
30
83
2,105
2,447
217
26
95
2,109
2,410
19
27
289
2,076
2,341
29
416
1,897
2018 Actual
2019
2020
2021
2022
2023

Notes:

1) Constant currency;

2) Investment Plan released in 4Q18/2018 Earnings Release, from March 2019;

3) Disregard investments in Special Obligations (among other items financed by consumers);

4) Conventional + Renewable.

4) STOCK MARKETS

4.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
09/30/2019	R$ 32.89	68,122	104,745	09/30/2019	$ 15.77	22,562	26,917
06/30/2019	R$ 30.43	63,831	100,967	06/30/2019	$ 15.62	24,736	26,600
09/30/2018	R$ 23.87	39,351	79,342	09/30/2018	$ 11.82	19,406	26,458
QoQ	8.1%	6.7%	3.7%	QoQ	1.0%	-8.8%	1.2%
YoY	37.8%	73.1%	32.0%	YoY	33.4%	16.3%	1.7%

On June 30, 2019, CPFL Energia’s shares closed at R$ 32.89 per share on the B3 and US$ 15.77 per ADR on the NYSE, an appreciation of 8.1% and 1.0% in the quarter, respectively. Considering the variation in the last 12 months, the shares and ADRs presented an appreciation of 37.8% on the B3 and of 33.4% on the NYSE.

4.2) Daily Average Volume

The daily trading volume in 3Q19 averaged R$ 102.6 million, of which R$ 100.6 million on the B3 and R$ 2.0 million on the NYSE, representing an increase of 932.1% in relation to 3Q18, while daily trading volume of the IBOVESPA and IEE had an increase of 170% and 231%, respectively. This increase in the volume of CPFL Energia shares is mainly due to the increase in the Company's free float from 5.25% to 16.29% after the Public Offering of Shares concluded on June 12, 2019.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

5) PERFORMANCE OF BUSINESS SEGMENTS

5.1) Distribution Segment

5.1.1) Economic-Financial Perfomance

Consolidated Income Statement - Distribution (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	9,870	10,317	-4.3%	28,693	27,698	3.6%
Net Operating Revenue	6,134	6,465	-5.1%	17,837	17,307	3.1%
Cost of Electric Power	(4,009)	(4,594)	-12.7%	(11,552)	(11,918)	-3.1%
Operating Costs & Expenses	(1,483)	(1,336)	11.0%	(4,176)	(3,681)	13.4%
EBIT	642	535	19.8%	2,108	1,708	23.5%
EBITDA(1)	846	718	17.8%	2,699	2,278	18.5%
Financial Income (Expense)	(43)	(98)	-56.1%	(174)	(249)	-30.1%
Income Before Taxes	599	438	36.8%	1,934	1,459	32.6%
Net Income	375	277	35.4%	1,227	921	33.2%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Sectoral Financial Assets and Liabilities

On September 30, 2019, the balance of sectoral financial assets and liabilities was positive in R$ 1,516 million. If compared to December 31, 2018, there was a reduction of R$ 8 million, as demonstrated in the chart below.

The variation in this balance was due to the constitution of an asset of R$ 870 million, mainly due to higher costs with Itaipu energy (differences between real exchange rate and tariff coverage and GSF). On the other hand, there was an amortization of R$ 935 million, mainly favored by the tariff readjustments that took place in this period, allowing to pass-through the costs to the consumers. The monetary adjustment of assets and liabilities totaled R$ 73 million.

Operating Revenue

Operating Revenue (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	8,138	7,790	4.5%	24,919	21,958	13.5%
Short-term Electric Energy	441	393	12.1%	799	768	4.0%
Revenue from Building the Infrastructure of the Concession	551	462	19.4%	1,477	1,202	22.9%
Sectoral Financial Assets and Liabilities	238	1,089	-78.1%	(65)	1,943	-103.3%
CDE Resources - Low-income and Other Tariff Subsidies	352	407	-13.5%	1,119	1,162	-3.7%
Adjustments to the Concession's Financial Asset	63	99	-36.2%	236	302	-22.0%
Other Revenues and Income	104	88	18.3%	274	403	-32.1%
	(17)	(10)	66.3%	(66)	(40)	64.6%
Total	9,870	10,317	-4.3%	28,693	27,698	3.6%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,606)	(1,565)	2.6%	(4,960)	(4,443)	11.6%
PIS and COFINS Taxes	(847)	(902)	-6.0%	(2,453)	(2,436)	0.7%
CDE Sector Charge	(947)	(1,010)	-6.3%	(2,991)	(2,829)	5.7%
R&D and Energy Efficiency Program	(55)	(59)	-6.2%	(162)	(158)	2.8%
PROINFA	(44)	(38)	14.5%	(127)	(112)	13.4%
Tariff Flags and Others	(229)	(271)	-15.5%	(142)	(395)	-64.1%
Others	(7)	(6)	14.6%	(21)	(18)	18.0%
Total	(3,736)	(3,852)	-3.0%	(10,856)	(10,391)	4.5%

Net Operating Revenue	6,134	6,465	-5.1%	17,837	17,307	3.1%

In 3Q19, gross operating revenue amounted to R$ 9,870 million, an increase of 4.3% (R$ 447 million), due to the following factors:

•        Increase of 4.5% (R$ 348 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 3Q18 and 3Q19 (average increase of 19.25% in CPFL Piratininga in October-18, of 13.31% in CPFL Santa Cruz in March-19, of 8.66% in CPFL Paulista in April-19, of 8.63% in RGE and 1.72% in RGE Sul in June-19); and (ii) the increase of 0.7% in the load in the concession area1;

•        Increase of 19.4% (R$ 89 million) in revenue from building the infrastructure of the concession, which has its counterpart in the same amount in operational costs;

•        Increase of 12.1% (R$ 47 million) in Short-term Electric Energy;

•        Increase of 11.9% (R$ 9 million) in other items;

Partially offset by:

•        Decrease of 78.1% (R$ 850 million) in the accounting of Sectoral Financial Assets/Liabilities;

•        Decrease of 13.5% (R$ 55 million) in in subsidy of lower-income;

•        Decrease of 36.2% (R$ 36 million) in the adjustments to the Concession´s Financial Asset, despite the higher IPCA (0.31% in 3Q19 versus 1.50% in 3Q18), despite accounting of tariff revision processes in CPFL Piratininga in 3Q19 (extraordinary effect in the amount of R$ 42 million, due to the RAB appraisal report);

Deductions from the gross operating revenue were R$ 3,736 million in 3Q19, representing a decrease of 3.0% (R$ 116 million), due to the following factors:

•        Decrease of 6.3% (R$ 63 million) in the CDE sector charge;

1 ) If Excluding the effect of consumer migration that didn’t impact the Company's results.

•        Decrease of 15.5% (R$ 42 million) in tariff flags approved by CCEE;

•        Decrease of 0.6% (R$ 14 million) in taxes (ICMS and PIS/Cofins);

Partially offset by the following factors:

•        Increase of 14.5% (R$ 6 million) in the Proinfa;

•        Increase of 14.6% (R$ 1 million) in the others items.

Net operating revenue reached R$ 6.134 million in 3Q19, representing a decrease of 5.1% (R$ 331 million).

In 9M19, gross operating revenue amounted to R$ 28,693 million, an increase of 3.6% (R$ 995 million), due to the following factors:

•        Increase of 13.5% (R$ 2,961 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between September 2018 and September 2019; and (ii) the increase of 1.6% in the load within the concession area1;

•        Increase of 22.9% (R$ 275 million) in revenue from building the infrastructure of the concession;

•        Increase of 4.0% (R$ 31 million) in Short-term Electric Energy;

Partially offset by:

•        Variation of R$ 2,007 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial asset of R$ 1,943 million in 9M18 to a liability of R$ 65 million in 9M19;

•        Decrease of 32.1% (R$ 129 million) in other revenues and income, due to a refund (extraordinary effect, in the amount of R$ 133 million), in the 20182;

•        Decrease of 22.0% (R$ 66 million) in the adjustments to the Concession´s Financial Asset;

•        Decrease of 3.7% (R$ 43 million) in the CDE sector charge;

•        Increase of 64.6% (R$ 26 million) in compensatory fines (DIC / FIC) mainly due to rainstorms observed in the Southern region in early 2019.

Deductions from the gross operating revenue were R$ 10,856 million in 9M19, representing an increase of 4.5% (R$ 465 million), due to the following factors:

•        Increase of 7.8% (R$ 534 million) in taxes (ICMS and PIS and COFINS);

•        Increase of 5.7% (R$ 161 million) in the CDE sector charge;

•        Increase of 7.9% (R$ 23 million) in the others items.

Partially offset by:

•        Decrease of 64.1% (R$ 253 million) in tariff flags approved by CCEE;

Net operating revenue reached R$ 17,837 million in 9M19, representing an increase of 3.1% (R$ 530 million).

2 Law n. 12.111/2009 determined an additional 0.3% collection over Net Operating Revenue between January 2010 and December 2012, aiming to refund states and municipalities by an eventual lack of ICMS tax collection over fossil fuel used in the electric energy generation, in the 24 months following the integration of isolated systems to the NIPS. Since the collected amounts were not fully used, Law no. 13.587/2018 determined the refund of resources to the consumers in 2018 tariff events. The distribution companies received the amount from the Federal Government and, in the same date, sectoral financial liabilities were constituted in the same amount, therefore without affecting the results.

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	752	751	0.1%	2,102	2,025	3.8%
PROINFA	99	82	20.9%	303	250	21.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	2,897	3,800	-23.8%	8,297	8,918	-7.0%
PIS and COFINS Tax Credit	(342)	(414)	-17.4%	(898)	(997)	-10.0%
Total	3,406	4,219	-19.3%	9,804	10,196	-3.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	523	468	11.9%	1,471	1,573	-6.5%
Itaipu Transmission Charges	74	71	4.7%	211	198	6.2%
Connection Charges	39	44	-13.2%	128	110	16.8%
Charges for the Use of the Distribution System	7	9	-21.7%	22	21	5.2%
ESS / EER	22	(178)		93	(3)
PIS and COFINS Tax Credit	(61)	(38)	60.4%	(178)	(177)	0.6%
Total	603	375	60.9%	1,748	1,722	1.5%

Cost of Electric Energy	4,009	4,594	-12.7%	11,552	11,918	-3.1%

In 3Q19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,009 million, representing a decrease of 12.7% (R$ 584 million):

•         The cost of electric power purchased for resale was R$ 3,406 million in 3Q19, representing a decrease of 19.3% (R$ 813 million), due to the following factors:

(i)        Reduction of 23.8% (R$ 903 million) in the cost of energy purchased in the regulated environment, bilateral contracts and short term, due to the reduction of 31.1% in the average purchase price (from R$ 250.99/MWh in 3Q18 to R$ 173.01/MWh in 3Q19), partially offset by the increase of 10.6% (1,605 GWh) in the volume of purchased energy;

Partially offset by:

(ii)       Decrease of 17.4% (R$ 72 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase;

(iii)      Increase of 20.9% (R$ 17 million) in the cost with Proinfa, due to an increase of 19.8% in the average purchase price (R$ 348.39/MWh in 3Q19 vs. R$ 290.78/MWh in 3Q18), partially offset by the reduction of 0.9% (2 GWh) in the volume of purchased energy;

(iv)       Increase of 0.1% (R$ 1 million) in the cost of energy from Itaipu, due to the increase of 1.2% in the average purchase price (from R$ 267.46/MWh in 3Q18 to R$ 270.76/MWh in 3Q19) and the reduction of 1.1% (30 GWh) in the volume of purchased energy;

•         Charges for the use of the transmission and distribution system reached R$ 603 million in 3Q19, representing an increase of 60.9% (R$ 228 million), due to the following factors:

(i)        Variation of R$ 201 million in sector charges (ESS – System Service Usage Charges /EER – Reserve Energy Charges)

(ii)       Increase of 8.6% (R$ 51 million) in connection and transmission charges (Basic Network, Itaipu transmission, connection and usage of the distribution system);

Partially offset by:

(iii)      Increase of 60.4% (R$ 23 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

In 9M19, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 11,552 million, representing a decrease of 3.1% (R$ 365 million):

•         The cost of electric power purchased for resale was R$ 9,804 million in 9M19, representing a decrease of 3.8% (R$ 392 million), due to the following factors:

(i)     Decrease of 7.0% (R$ 620 million) in the cost of energy purchased in the regulated environment, bilateral contracts and short term, due to an increase of 13.2% (4,130 GWh) in the volume of purchased energy, partially offset by a reduction of 17.8% in the average purchase price (from R$ 285.21/MWh in 9M18 to R$ 234.40/MWh in 9M19);

Partially offset by:

(ii)    Decrease of 10.0% (R$ 100 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

(iii)       Increase of 3.8% (R$ 76 million) in the cost of energy from Itaipu, due to the increase of 4.6% in the average purchase price (from R$ 243.71/MWh in 9M18 to R$ 255.03/MWh in 9M19), partially offset by the reduction of 0.8% (69 GWh) in the volume of purchased energy;

(iv)       Increase of 21.1% (R$ 53 million) in the cost with Proinfa, due to the increase of 21.0% in the average purchase price (R$ 310.16/MWh in 9M18 vs. R$ 375.31/MWh in 9M19), partially offset by the increase of 0.1% (1 GWh) in the volume of purchased energy;

•         Charges for the use of the transmission and distribution system reached R$ 1,748 million in 9M19, representing a decrease of 1.5% (R$ 26 million), due to the following factors:

(i)     Increase of R$ 97 million in sector charges (ESS/EER)

Partially offset by:

(ii)    Decrease of 3.7% (R$ 70 million) in connection and transmission charges;

(iii)   Increase of 0.6% (R$ 1 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

Operating Costs and Expenses

Operating costs and expenses reached R$ 1,483 million in 3Q19, an increase of 11.0% (R$ 147 million). In 9M19, operating costs and expenses reached R$ 4,176 million, an increase of 13.4% (R$ 495 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	3Q19	3Q18	Variation		9M19	9M18	Variação
			R$ MM	%			R$ MM	%
Personnel	(235)	(226)	(10)	4.3%	(704)	(680)	(24)	3.5%
Material	(46)	(42)	(4)	9.4%	(137)	(124)	(12)	10.0%
Outsourced Services	(212)	(211)	(1)	0.5%	(638)	(627)	(11)	1.8%
Other Operating Costs/Expenses	(206)	(191)	(15)	7.9%	(546)	(411)	(135)	32.7%
Allowance for doubtful accounts	(61)	(48)	(13)	28.0%	(194)	(116)	(78)	67.1%
Legal and judicial expenses	(53)	(72)	18	-25.4%	(122)	(112)	(10)	8.8%
Others	(91)	(72)	(20)	27.8%	(230)	(183)	(47)	25.6%
Total Reported PMSO	(699)	(669)	(30)	4.5%	(2,025)	(1,843)	(182)	9.9%

In 3Q19, PMSO reached R$ 699 million, an increase of 4.5% (R$ 30 million).

Personnel – increase of 4.3% (R$ 10 million), mainly due to the collective bargaining agreement – wages and benefits;

Material – increase of 9.4% (R$ 4 million), mainly replacement of materials to grid maintenance (R$ 4 million);

Third party services – increase of 0.5% (R$ 1 million), mainly due to the increase in the following items: tree pruning (R$ 8 million), electric system maintenance (R$ 3 million), partially offset by outsourced services (R$ 9 million).

Other operating costs/expenses – increase of 7.9% (R$ 15 million), due to the increase in allowance for doubtful accounts (R$ 13 million), assets write-off (R$ 9 million), other costs/expenses (R$ 8 million) and bank´s collection fee (R$ 3 million), partially offset by the reductions in legal and judicial expenses (R$ 18 million).

In 9M19, PMSO reached R$ 2,025 million, an increase of 9.9% (R$ 182 million).

Personnel – increase of 3.5% (R$ 24 million);

Material – increase of 10.0% (R$ 12 million), mainly replacement of materials to grid maintenance (R$ 11 million);

Third party services – increase of 1.8% (R$ 11 million), mainly due to the increases in the following items: tree pruning (R$ 12 million), meter reading and delivery of bills (R$ 4 million) collection actions, re notification, cut and reconnection (R$ 4 million) and electric system maintenance (R$ 3 million) partially offset by outsourced services (R$ 8 million) and audit and consulting (R$ 8 million);

Other operating costs/expenses – increase of 32.7% (R$ 135 million), due to the increase in the following items: allowance for doubtful accounts (R$ 78 million), legal and judicial expenses (R$ 28 million), assets write-off (R$ 9 million), other costs/expenses (R$ 9 million), bank´s collection fee (R$ 8 million) and recovery of expenses in 2018 (R$ 2 million).

Other operating costs and expenses

In 3Q19, other operating costs and expenses reached R$ 784 million, registering an increase of 17.6% (R$ 117 million), with the variations below:

           (i)      Increase of 19.4% (R$ 89 million) in cost of building the concession´s infrastructure (this item does not affect results, since it has its counterpart in “operating revenue”);

          (ii)      Increase of 29.2% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the actuarial report;

         (iii)      Increase of 11.8% (R$ 21 million) in Depreciation and Amortization.

In 9M19, other operating costs and expenses reached R$ 2,151 million, registering an increase of 17.0% (R$ 312 million), with the variations below:

           (i)      Increase of 22,9% (R$ 275 million) in cost of building the concession´s infrastructure;

          (ii)      Increase of 26.6% (R$ 18 million) in Private Pension Fund;

Partially offset by:

         (iii)      Decrease of 3.5% (R$ 20 million) in Depreciation and Amortization.

EBITDA

EBITDA totaled R$ 846 million in 3Q19, an increase of 17.8% (R$ 128 million), mainly favored by the positive effects of tariff adjustments between 2018 and 2019 and the RAB appraisal report due to tariff revisions of CPFL Piratininga, leading to an extraordinary gain in 3Q19, counterpart there was a lower adjustments to the Concession´s Financial Asset and higher PMSO.

In 9M19, EBITDA totaled R$ 2,699 million, an increase of 18.5% (R$ 421 million), basically influenced by effects of tariff adjustments occurred in 2018.

Conciliation of Net Income and EBITDA (R$ million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net income	375	277	35.4%	1,227	921	33.2%
Depreciation and Amortization	204	183		590	570
Financial Results	43	98		174	249
Income Tax /Social Contribution	224	161		707	537
EBITDA	846	718	17.8%	2,699	2,278	18.5%

Financial Result

Financial Result (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Revenues	168	155	8.8%	462	414	11.6%
Expenses	(211)	(253)	-16.3%	(636)	(663)	-4.1%
Financial Result	(43)	(98)	-56.1%	(174)	(249)	-30.1%

In 3Q19, the net financial result recorded a net financial expense of R$ 43 million, a decrease of 56.1% (R$ 55 million). The items explaining these changes are as follows:

           (i)      Reduction of R$ 31 million in mark-to-market accounting (non-cash effect);

          (ii)      Decrease of 76.1% (R$ 22 million) in contingency updating;

         (iii)      Decrease of 3.9% (R$ 6 million) in the expenses with net debt;

        (iv)      Variation of R$ 4 million in other financial revenues and expenses.

Partially offset by:

         (v)      Decrease of 8.4% (R$ 8 million) in late payment interest and fines;

        (vi)      Decrease of 0.3% (R$ 0.1 million) in sectoral financial assets and liabilities update;

In 9M19, the net financial result recorded a net financial expense of R$ 174 million, a reduction of 30.1% (R$ 75 million). The items explaining these changes are as follows:

           (i)      Increase of 62.9% (R$ 28 million) in sectoral financial assets and liabilities update;

          (ii)      Decrease of 30.9% (R$ 16 million) in contingency updating;

         (iii)      Increase of 5.9% (R$ 15 million) in late payment interest and fines;

        (iv)      Reduction of R$ 12 million in other financial revenues and expenses;

         (v)      Variation of R$ 10 million in mark-to-market accounting (non-cash effect).

Partially offset by:

        (vi)      Increase of 1.6% (R$ 8 million) in the expenses with net debt;

Net Income

Net Income totaled R$ 375 million in 3Q19, an increase of 35.4% (R$ 98 million). In 9M19, Net Income totaled R$ 1,227 million, an increase of 33.2% (R$ 305 million).

5.1.2) Tariff Events

Reference dates

Tariff Process Dates
Distributor	Date
CPFL Santa Cruz	March 22nd
CPFL Paulista	April 8th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Piratininga	Every 4 years	October 2023	6th PTRC
CPFL Santa Cruz	Every 5 years	March 2021	5th PTRC
CPFL Paulista	Every 5 years	April 2023	5th PTRC
RGE	Every 5 years	June 2023	5th PTRC

Annual tariff adjustments March 2019, April and June 2019

	CPFL Santa Cruz	CPFL Paulista	RGE	RGE Sul
Ratifying Resolution	2,522	2,526	2,557
Adjustment	13.70%	12.02%	10.05%
Parcel A	1.12%	0.78%	-2.16%
Parcel B	0.90%	2.17%	2.21%
Financial Components	11.68%	9.07%	10.00%
Effect on consumer billings	13.31%	8.66%	8.63%	1.72%
Date of entry into force	03/22/2019	8/4/2019	06/19/2019

Periodic tariff reviews occurred in 2019

CPFL Piratininga
Ratifying Resolution	2,627
Adjustment	-5.40%
Parcel A	-8.32%
Parcel B	6.17%
Financial Components	-2.40%
Effect on consumer billings	-7.80%
Date of entry into force	10/23/2019

5th Periodic Tariff Review Cycle	R$ MM
Gross Regulatory Asset Base (A)	3,837
Depreciation Rate (B)	3.70%
Depreciation Quota (C = A x B)	142
Net Regulatory Asset Base (D)	2,487
Pre-tax WACC (E)	12.26%
Cost of Capital (F = D x E)	305
Special Obligations (G)	13
Regulatory EBITDA (H = C + F + G)	460
OPEX = CAOM + CAIMI (I)	542
Parcel B (J = H + I)	1,002
Productivity Index Parcel B ( K )	0.88%
Quality Incentive Mechanism ( L)	-0.54%
Parcel B with adjusts (M = J * (K - L)	999
Other Revenues and UD/ ER (N)	78
Adjusted Parcel B (O = M - N)	921
Parcel A (P)	3,144
Required Revenue (Q = O + P)	4,064

•        Increase of 6.17% in Parcel B

                  (i)        Increase in RAB

                 (ii)        Higher regulatory depreciation rate

•        Decrease of 8.32% in Parcel A

                  (i)        Decrease of R$299 million in CDE mainly due to the end of CCEE loans

5.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net Operating Revenue	969	981	-1.2%	2,542	2,534	0.3%
EBITDA(1)	25	43	-43.0%	77	82	-6.0%
Net Income	35	27	29.4%	63	43	47.0%

Consolidated Income Statement - Services (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net Operating Revenue	147	140	4.5%	451	380	18.7%
EBITDA(1)	32	32	1.5%	107	79	34.8%
Net Income	17	20	-12.7%	63	46	36.7%

Note:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

5.3) Conventional Generation Segment

Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	358	355	0.8%	991	960	3.2%
Deductions from operating revenues	(34)	(48)	-28.2%	(100)	(101)	-1.0%
Net Operating Revenue	324	307	5.3%	891	859	3.6%
Cost of Electric Power	(33)	(32)	1.0%	(91)	(68)	33.9%
Operating Costs & Expenses	(65)	(53)	21.6%	(171)	(161)	6.7%
EBIT	226	222	2.0%	629	631	-0.4%
EBITDA(1)	338	336	0.5%	976	960	1.6%
Financial Income (Expense)	(43)	(62)	-30.0%	(126)	(205)	-38.3%
Income Before Taxes	265	247	7.3%	760	667	13.9%
Net Income	232	198	17.1%	624	535	16.6%

Note:

(2)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q19, Gross Operating Revenue reached R$ 358 million, an increase of 0.8% (R$ 3 million). Net Operating Revenue was of R$ 324 million, registering an increase of 5.3% (R$ 16 million).

The main factors that affected the net operating revenue are:

  Increase of R$ 16 million in the revenue with the power supply in CPFL Geração, explained mainly by the readjustment of contracts.
  Increase of R$ 10 million in revenue from building the infrastructure of the concession, referent to the initial services provided for the construction of transmission and substation lines. This revenue has its counterpart in the same amount in operational costs.
  Reduction of R$ 14 million in deductions from operating revenues compared to 3Q18 due to an extraordinary effect of R$ 12 million in Ceran, related with a retroactive accounting of PIS and COFINS (new taxation rules).

These effects were partially offset by:

•    Decrease in CERAN's power supply revenue (R$ 13 million), mainly explained by the lower amount of energy sold.

  Reduction of R$ 6 million in the revenue with the power supply from Jaguari Geração, mainly due to the variation in CCEE revenue-related figures, as there was an average PLD reduction of 43% over 3Q18.
  Decrease of R$ 5 million in other operating revenues, mainly due to the increase of GSF agreement.

In 9M19, Gross Operating Revenue reached R$ 991 million, an increase of 3.2% (R$ 30 million) over 9M18. Net Operating Revenue was of R$ 891 million, registering an increase of 3.6% (R$ 31 million).

The main factors contributing to the increase in net operating revenue were:

•        Increase in energy supply revenue, combined with the readjustment of the contracts in CPFL Geração (R$ 36 million).

•        Increase of R$ 10 million in Revenue from construction of concession infrastructure.

This effects were partially offset by:

  Reduction of R$ 11 million in short-term market revenue at Jaguari Geração, explained by the lower PLD.

•        Decrease of R$ 2 million in CERAN's due to the lower amount of energy sold.

Cost of Electric Power

In 3Q19, the cost of electricity reached R $ 33 million, a 1% change (R$ 0.3 million), compared to 3Q18 due to the readjustment of sector charges.

In 9M19, the cost of electricity reached R$ 91 million, an increase of 33.9% (R$ 23 million), mainly explained by the increase in cost of energy purchased over 9M18, due to the GSF reimbursement agreement.

Operating Costs and Expenses

Operating costs and expenses reached R$ 65 million in 3Q19, compared to R$ 53 million in 3Q18, a variation of 21.6%. In 9M19, operating costs and expenses reached R$ 171 million in 3Q19, compared to R$ 161 million in 3Q18, a variation of 6.7%.

The factors that explain these variations follow below:

PMSO

PMSO (R$ million)
	3Q19	3Q18	Variation		9M19	9M18	Variation
			R$ MM	%			R$ MM	%
PMSO
Personnel	10	9	2	17.9%	27	26	1	3.3%
Material	1	1	0	22.9%	3	2	1	27.5%
Outsourced Services	6	4	3	67.7%	19	14	4	30.8%
Other Operating Costs/Expenses	8	12	(4)	-32.3%	23	28	(6)	-20.3%
GSF Risk Premium	2	2	1	100.0%	7	5	2	100.0%
Others	5	10	(4)	-44.3%	15	23	(7)	-32.6%
Total PMSO	25	25	1	2.1%	71	71	0	0.1%

PMSO item reached R$ 25 million in 3Q19, registering an increase of 2.1%, compared to 3Q18 (R$ 1 million).

In 9M19, PMSO reached R$ 71 million, maintaining the same level as 9M18.

The factors that explain these variations follow below:

Personnel: increase of 17.9% (R$ 2 million), mainly due to the increase in headcount and the effects of the collective bargaining agreement;

Third party services: 67.7% variation (R$ 3 million), due to the retroactive accounting of PIS and COFINS credits in 3Q18, due to new taxation rules (extraordinary effect);

Other Operating Costs/Expenses: reclassification of expenses related to the Financial Compensation on Water Resources (CFURH) to the Deductions from Operating Revenue, according to Aneel's guidance.

Other operating costs and expenses

Disregarding the cost of infrastructure construction (R$ 10 million referring to initial services for the construction of transmission and substation lines), other operating costs and revenues totaled R$ 30 million, compared to R$ 28 million in 3T18, an increase of 8.7% (R$ 2 million). This change is explained by the lower Depreciation and Amortization costs at Ceran (R$ 3 million) in 3Q18, due to the benefit of the retroactive PIS and COFINS.

Disregarding the cost of infrastructure construction, in 9M19, other operating costs and expenses reached R$ 91 million, compared to R$ 89 million in 9M18, recording an increase of 2.0% (R $ 2 million), also explained by Depreciation and Amortization variance at Ceran.

Equity Income

Equity Income (R$ Million)
	3Q19	3Q18	Var. R$	Var. %	9M19	9M18	Var. R$	Var. %
Projects
Barra Grande HPP	(4)	(7)	3	-42.9%	(3)	(4)	0	-9.9%
Campos Novos HPP	26	22	4	16.2%	93	71	22	31.5%
Foz do Chapecó HPP	39	36	4	11.0%	101	95	6	6.1%
Epasa TPP	20	36	(15)	-42.9%	67	79	(12)	-15.3%
Total	82	87	(5)	-5.7%	258	241	16	6.8%

Note: Disclosure of interest in subsidiaries is made in accordance with IFRS 12 and CPC 45.

In 3Q19, Equity Income result reached R$ 82 million, compared to R$ 87 million in 3Q18, a decrease of 5.7% (R$ 5 million).

Equity Income (R$ Million)
BAESA	3Q19	3Q18	Var. R$	Var. %	9M19	9M18	Var. R$	Var. %

Net Revenue	21	26	(5)	-18.3%	49	56	(7)	-12.4%
Operating Costs / Expenses	(19)	(26)	8	-28.6%	(37)	(41)	4	-10.1%
Deprec. / Amortization	(3)	(3)	(0)	0.2%	(10)	(9)	(0)	0.1%
Net Financial Result	(3)	(3)	1	-19.8%	(6)	(9)	3	-31.7%
Income Tax	(0)	1	(1)	-	(0)	(0)	0	-28.7%
Net Income	(4)	(7)	3	-42.9%	(3)	(4)	0	-9.9%

Equity Income (R$ Million)
ENERCAN	3Q19	3Q18	Var. R$	Var. %	9M19	9M18	Var. R$	Var. %

Net Revenue	80	76	3	4.5%	236	210	26	12.3%
Operating Costs / Expenses	(31)	(31)	0	-1.0%	(66)	(69)	3	-4.5%
Deprec. / Amortization	(6)	(6)	0	0.0%	(18)	(18)	1	-2.8%
Net Financial Result	(4)	(5)	2	-33.5%	(11)	(16)	4	-28.2%
Income Tax	(13)	(11)	(2)	16.0%	(48)	(36)	(12)	32.5%
Net Income	26	22	4	16.2%	93	71	22	31.5%

Equity Income (R$ Million)
FOZ DO CHAPECO	3Q19	3Q18	Var. R$	Var. %	9M19	9M18	Var. R$	Var. %

Net Revenue	114	116	(2)	-1.7%	333	330	3	0.8%
Operating Costs / Expenses	(23)	(23)	1	-2.7%	(75)	(72)	(3)	3.7%
Deprec. / Amortization	(16)	(16)	(0)	1.6%	(48)	(47)	(0)	0.2%
Net Financial Result	(18)	(24)	7	-26.9%	(58)	(68)	10	-15.1%
Income Tax	(20)	(16)	(4)	23.2%	(51)	(47)	(4)	8.9%
Net Income	39	36	4	11.0%	101	95	6	6.1%

Equity Income (R$ Million)
EPASA	3Q19	3Q18	Var. R$	Var. %	9M19	9M18	Var. R$	Var. %

Net Revenue	39	181	(142)	-78.6%	254	327	(73)	-22.3%
Operating Costs / Expenses	(8)	(134)	127	-94.3%	(153)	(217)	64	-29.6%
Deprec. / Amortization	(5)	(5)	0	-1.9%	(14)	(14)	0	-1.1%
Net Financial Result	(1)	(2)	1	-39.5%	(4)	(5)	1	-14.8%
Income Tax	(5)	(8)	3	-33.9%	(16)	(15)	(1)	7.0%
Net Income	20	36	(15)	-42.9%	67	79	(12)	-15.3%

The main items that explain these variations are:

Baesa: reduction in revenues due to the GSF and PLD scenario (R$ 4 million). This effect was partially offset by the reduction in the amount of  Eletricity Purchased for Resale (R$ 6 million), with a net effect of R$ 3 million on profit.

Enercan: positive effect of R$ 4 million, mainly due to the price adjustment of electricity sales, combined with the volume increase in 3Q19.

Foz do Chapecó: positive effect of R$ 4 million, basically explained by the reduction in financial expenses with updating of Use of Public Asset account.

Epasa: Net Income reduction of R$ 15 million, mainly due to tax benefits in 3Q18.

EBITDA

In 3Q19, EBITDA was of R$ 338 million, compared to R$ 336 million in 3Q18, an increase of 0.5% (R$ 2 million). The main factors that contributed to this variation in 3Q19 were the inflation effect over the contracts, partially compensated by the lower hydro and thermal generation and by the retroactive tax credit at Epasa, related do 3T18.

In 9M19, EBITDA was of R$ 976 million, compared to R$ 960 million in 9M18, an increase of 1.6% (R$ 16 million), basically influenced by the inflation effect over the contracts and the changes in the electric energy generation.

Conciliation of Net Income and EBITDA (R$ million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net Income	232	198	17.1%	624	535	16.6%
Depreciation and Amortization	30	27		90	88
Financial Result	43	62		126	205
Income Tax /Social Contribution	33	48		135	132
EBITDA	338	336	0.5%	976	960	1.6%

Financial Result

Financial Result (IFRS - R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Financial Revenues	13	18	-30.6%	36	55	-34.6%
Financial Expenses	(56)	(80)	-30.1%	(162)	(260)	-37.5%
Financial Result	(43)	(62)	-30.0%	(126)	(205)	-38.3%

In 3Q19, the financial result was a net financial expense of R$ 43 million, representing a reduction of 30.0% (R$ 19 million) compared to the net financial expense of R$ 62 million in 3Q18.

The main items that explain this variation are:

(i)        Decrease of 25.0% (R$ 15 million) in debt charges, mainly due to the reduction in total debt volume, also due to the CDI variation (4.67% in 3Q19 compared to 4.81% in 3Q18).

(ii)       Reduction of R$ 6 million in expenses with monetary and foreign exchange updates: positive effect on derivative expenses (R$ 4 million); (ii) mark-to-market effect of linked derivatives (R$ 1 million) in CPFL Geração and (iii) reduction of debentures charges at Ceran (R$ 2 million).

(iii)      Decrease of R$ 2 million in the financial expenses with the Use of Public Asset (UBP) at Ceran;

Partially offset by:

(iv)      Reduction of 86.2% (R$ 4 million) in other financial income (receivables update decrease at CPFL Geração).

In 9M19, the financial result was a net financial expense of R$ 126 million, a decrease of 38.3% (R$ 79 million) compared to the net financial expense of R$ 205 million in 9M18.

The main items that explain this variation are:

(i)   Decrease of 27.4% (R$ 52 million) in debt charges, mainly due to the reduction in total debt volume, also due to the CDI variation.

(ii)  Reduction of 75.3% (R$ 39 million) in monetary and foreign exchange updates: positive effect of R$ 21 million referring to the zero-cost collar derivative3 and R$ 18 million referring to other monetary and exchange rate updates;

3 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

(iii) Increase of R$ 8 million in 9M19 related to Interest on loan agreements, compared to 9M18.

Partially offset by:

(iv) Reduction of 56.6% (R$ 20 million) in income from financial investments.

Net Income

In 3Q19, net income was of R$ 232 million, compared to a net income of R$ 198 million in 3Q18, an increase of 17.1% (R$ 34 million).

In 9M19, net income was of R$ 624 million, compared to a net income of R$ 535 million in 9M18, an increase of 16.6% (R$ 89 million).

5.4) CPFL Renováveis

Economic-Financial Performance

Consolidated Income Statement - CPFL RENOVÁVEIS (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	634	656	-3.4%	1,422	1,499	-5.2%
Net Operating Revenue	599	622	-3.6%	1,345	1,420	-5.3%
Cost of Electric Power	(106)	(109)	-2.7%	(226)	(262)	-13.7%
Operating Costs & Expenses	(270)	(241)	12.0%	(775)	(716)	8.3%
EBIT	222	271	-17.9%	343	442	-22.4%
EBITDA[1]	384	427	-10.0%	827	910	-9.1%
Financial Income (Expense)	(93)	(126)	-26.8%	(316)	(375)	-15.8%
Income Before Taxes	130	145	-10.2%	28	68	-59.1%
Net Income	124	121	2.3%	(8)	12	-

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q19, Gross Operating Revenue reached R$ 634 million, representing a reduction of 3.4% (R$ 22 million). Net Operating Revenue reached R$ 599 million, representing a reduction of 3.6% (R$ 23 million). These variations are mainly explained by the following factors:

Wind Source:

•        Reduction of R$ 61 million in revenue from wind farms, mainly due to: (i) lower generation of wind complexes (R$ 28 million); (ii) the difference in the price of energy sold in the new energy auction through the Surplus and Deficit Offset Mechanism (MCSD), since the energy no longer contracted in 3Q18 was sold in the free market at a price higher than the contract price in the regulated market in 3Q19 (R$ 32 million).

SHPPs Source:

•        Increase of R$ 35 million in revenue from SHPPs, chiefly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods and the adjustments in agreements.

Biomass Source:

•        Increase of R$ 4 million in biomass revenue due to the higher generation at some plants (R$ 6 million), partially offset by the strategy of contract seasonalization - lower in 3Q19 (R$ 2 million).

Holding Company:

•        Holding Company’s revenue remained practically stable between the periods.

In 9M19, Gross Operating Revenue reached R$ 1,422 million, representing a reduction of 5.2% (R$ 77 million). Net Operating Revenue reached R$ 1,345 million, representing a reduction of 5.3% (R$ 76 million). These variations are mainly due to the factors that affected the quarter and the intercompany hedge and swap transactions settled to PLD in 2Q19 at Holding, partially offset by the adjustment in the prices of agreements.

Cost of Electric Power

Cost of Electric Energy (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Cost of Electric Power Purchased for Resale	(81)	(85)	-5.0%	(152)	(197)	-23.1%
Charges for the Use of the Transmission and Distribution System	(26)	(24)	5.2%	(74)	(64)	15.2%
Financial Result	(106)	(109)	-2.7%	(226)	(262)	-13.7%

In 3Q19, Cost of Electric Energy totaled R$ 106 million, representing a reduction of 2.7% (R$ 3 million). In 9M19, Cost of Electric Energy totaled R$ 226 million, a reduction of 13.7% (R$ 36 million).

Energy purchase cost totaled R$ 81 million in 3Q19, a reduction of 5.0% (R$ 4 million). In 9M19, energy purchase cost totaled R$ 152 million, a reduction of 23.1% (R$ 46 million). These variations are mainly due to:

   (iv)      lower energy volume purchased for hedge operations and energy deficits at wind farms that participated in the MCSD due to flat seasonality in 2018;

    (v)      lower GSF in the periods.

Cost of charges for the use of the system totaled R$ 26 million in 3Q19, an increase of 5.2% (R$ 1 million), mainly due to the price adjustments in connection charges, as well as the distribution and transmission system use and connection tariffs. In 9M19, cost of charges for the use of the system totaled R$ 74 million, an increase of 15.2% (R$ 10 million), mainly due to: (i) price adjustment in connection charges, as well as the distribution and transmission system use and connection tariffs; and (ii) the positive effect of the recovery of PIS and Cofins credits in 2Q18.

Operating Costs and Expenses

Operating Costs and Expenses reached R$ 270 million in 3Q19, compared to R$ 241 million in 3Q18, representing an increase of 12.0% (R$ 29 million). In 9M19, Operating Costs and Expenses reached R$ 775 million, compared to R$ 716 million in 9M18, representing an increase of 8.3% (R$ 59 million). The factors that explain these variations follow:

PMSO

Reported PMSO (R$ million)
	3Q19	3Q18	Variation		9M19	9M18	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(31)	(25)	(6)	26.1%	(85)	(76)	(9)	11.5%
Material	(5)	(4)	(2)	40.8%	(13)	(21)	7	-35.5%
Outsourced Services	(52)	(44)	(7)	16.5%	(148)	(121)	(27)	22.5%
Other Operating Costs/Expenses	(20)	(13)	(8)	59.3%	(45)	(31)	(15)	47.9%
Total Reported PMSO	(109)	(86)	(23)	26.8%	(292)	(248)	(43)	17.4%

The PMSO item reached R$ 109 million in 3Q19, compared to R$ 86 million in 3Q18, an increase of 26.8% (R$ 23 million), mainly due to:

(i)        the write-off of fixed assets of wind farms which were operated by Suzlon, in the amount of R$ 9.1 million;

(ii)       price adjustment on agreements with O&M suppliers of wind turbines at Campo dos Ventos and São Benedito wind complexes, after the end of the partial grace period in the initial years of operation, in the amount of R$ 6 million;

(iii)      the increase of expenses in the process of integration with CPFL Energia, in the amount of R$ 4 million.

In 9M19, the PMSO item reached R$ 292 million, compared to R$ 248 million in 9M18, an increase of 17.4% (R$ 43 million). This variation is mainly due to the factors that affected the quarter and:

(i)        the reversal of provision for impairment in 1Q18, which did not repeat in 1Q19;

(ii)       the positive effect of the recovery of PIS and Cofins credits in 2Q18.

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 162 million in 3Q19, increase of 3.9% (R$ 6 million). In 9M19, other operating costs and expenses reached R$ 484 million, an increase of 3.4% (R$ 16 million). These increases are mainly explained by the operational startup of Boa Vista II SHPP, in November 2018.

EBITDA

In 3Q19, EBITDA was of R$ 384 million, compared to R$ 427 million in 3Q18, a reduction of 10.0% (R$ 43 million). This result is mainly due to: (i) the lower generation from the wind farms (R$ 34 million), (ii) the price difference of energy sold at new energy auction versus the MCSD, in 3Q18 (R$ 32 million); (iii) the write-off of fixed assets of wind farms which were operated by Suzlon (R$ 9 million); and (iv) the price adjustment on agreements with O&M suppliers of wind turbines at Campo dos Ventos and São Benedito wind complexes (R$ 6 million), after the end of the partial grace period in the initial years of operation. These items were partially offset by the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods.

In 9M19, EBITDA was of R$ 827 million, compared to R$ 910 million in 9M18, a reduction of 9.1% (R$ 83 million). This result is mainly due to: (i) the lower net revenue (R$ 76 million); and (ii) the write-off of fixed assets of wind farms which were operated by Suzlon (R$ 9 million).

EBITDA and Net Income conciliation (R$ million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Net Income	124	121	2.3%	(8)	12	-
De preciation and Amortization	162	156		484	468
Financial Result	93	126		316	375
Income Tax / Social Contribution	6	24		35	56
EBITDA	384	427	-10.0%	827	910	-9.1%

Financial Result

Financial Result (R$ Million)
	3Q19	3Q18	Var.	9M19	9M18	Var.
Revenues	43	35	23.1%	141	95	49.4%
Expenses	(135)	(161)	-16.1%	(457)	(469)	-2.7%
Financial Result	(93)	(126)	-26.8%	(316)	(375)	-15.8%

In 3Q19, net financial result registered a net financial expense of R$ 93 million, a reduction of 26.8% (R$ 34 million). Financial revenues totaled R$ 43 million in 3Q19, up 23.1% from 3Q18 (R$ 8 million), mainly due to revenue with inflation adjustment on financial settlements at CCEE, partially offset by the lower average CDI interest rate. Financial expenses totaled R$ 135 million in 3Q19, down 16.1% from 3Q18 (R$ 26 million), mainly due to: (i) the lower interest and inflation adjustment on loans and debentures due to the decline in the average CDI rate and the TJLP rate, and (ii) the reduction in debt expenses, especially the exchange of more expensive debts for a cheaper cost debenture. These effects were partially offset by the expenses with inflation adjustment on financial settlements at CCEE (GSF provision).

In 9M19, net financial result registered a net financial expense of R$ 316 million, a reduction of 15.8% (R$ 59 million). Financial revenues totaled R$ 141 million in 9M19, up 49.4% from 9M18 (R$ 47 million). Financial expenses totaled R$ 457 million, down 2.7% from 9M18 (R$ 12 million). These variations are mainly due to the factors that affected the quarter.

Net Income

In 3Q19, net income was of R$ 124 million, compared to the net income of R$ 121 million in 3Q18, an increase of 2.3% (R$ 3 million). This performance reflects the improvement in the financial result and in the income tax and social contribution item.

In 9M19, it was registered a net loss of R$ 8 million, compared to a net income of R$ 12 million in 9M18. This performance reflects the lower EBITDA, partially offset by the improvement in the financial result.

6) ATTACHMENTS

6.1) Balance Sheet - Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2019	12/31/2018	09/30/2018

CURRENT
Cash and Cash Equivalents	3,231,733	1,891,457	3,578,838
Consumers, Concessionaries and Licensees	5,046,010	4,547,951	5,186,078
Dividend and Interest on Equity	98,318	100,182	100,157
Recoverable Taxes	419,722	411,256	480,447
Derivatives	318,385	309,484	446,815
Sectoral Financial Assets	1,328,954	1,330,981	1,515,712
Concession Financial Assets	-	-	23,056
Contractual Assets	34,262	23,535	-
Other Credits	590,766	787,470	860,614
TOTAL CURRENT	11,068,152	9,402,316	12,191,717

NON-CURRENT
Consumers, Concessionaries and Licensees	662,605	752,795	227,387
Judicial Deposits	876,539	854,374	863,438
Recoverable Taxes	430,881	253,691	240,430
Sectoral Financial Assets	325,012	223,880	764,847
Derivatives	536,754	347,507	484,402
Deferred Taxes	760,934	956,380	767,696
Concession Financial Assets	8,398,420	7,430,149	7,339,936
Investments at Cost	116,654	116,654	116,654
Other Credits	706,587	927,440	709,754
Investments	973,882	980,362	959,216
Property, Plant and Equipment	9,106,888	9,456,614	9,536,347
Contractual Assets	1,396,228	1,046,433	-
Intangible	9,264,793	9,462,935	10,509,451
TOTAL NON-CURRENT	33,556,177	32,809,214	32,519,557

TOTAL ASSETS	44,624,329	42,211,530	44,711,274

6.2) Balance Sheet - Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2019	12/31/2018	09/30/2018

CURRENT
Suppliers	3,211,553	2,398,085	3,841,430
Loans and Financing	3,394,489	2,446,113	2,751,778
Debentures	584,682	917,352	1,646,527
Employee Pension Plans	123,486	86,623	76,619
Regulatory Charges	247,053	150,656	514,915
Taxes, Fees and Contributions	731,835	765,438	829,795
Dividend and Interest on Equity	512,257	532,608	38,440
Accrued Liabilities	174,024	119,252	167,982
Derivatives	1,377	8,139	32,648
Sectoral Financial Liabilities	-	-	-
Public Utilities	6,189	11,570	11,431
Other Accounts Payable	1,123,247	979,296	1,135,614
TOTAL CURRENT	10,110,192	8,415,132	11,047,179

NON-CURRENT
Suppliers	334,949	333,036	139,096
Loans and Financing	8,256,512	8,989,846	8,556,530
Debentures	8,115,705	8,023,493	8,586,345
Employee Pension Plans	1,101,463	1,156,639	862,772
Taxes, Fees and Contributions	1,588	9,691	12,268
Deferred Taxes	1,087,252	1,136,227	1,288,800
Reserve for Tax, Civil and Labor Risks	821,032	979,360	997,547
Derivatives	4,092	23,659	7,350
Sectoral Financial Liabilities	137,539	46,703	73,434
Public Utilities	96,442	89,965	88,771
Other Accounts Payable	620,933	475,396	465,124
TOTAL NON-CURRENT	20,577,509	21,264,015	21,078,038

SHAREHOLDERS' EQUITY
Capital	9,388,978	5,741,284	5,741,284
Capital Reserve	(1,640,962)	469,257	468,018
Legal Reserve	900,992	900,992	798,090
Statutory Reserve - Concession Financial Assets	-	-	-
Statutory Reserve - Strengthening of Working Capital	3,527,510	3,527,510	1,292,046
Other Comprehensive Income	(406,889)	(376,294)	(143,010)
Retained Earnings	1,879,755	-	2,216,629
	13,649,386	10,262,749	10,373,057
Non-Controlling Shareholders' Interest	287,242	2,269,634	2,213,000
TOTAL SHAREHOLDERS' EQUITY	13,936,627	12,532,383	12,586,057

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,624,329	42,211,530	44,711,274

6.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q19	3Q18	Variation	9M19	9M18	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	7,675,780	7,471,689	2.7%	23,213,292	21,128,905	9.9%
Electricity Sales to Distributors	1,787,762	1,827,963	-2.2%	4,456,730	4,143,917	7.5%
Revenue from building the infrastructure	561,861	462,838	21.4%	1,488,441	1,203,453	23.7%
Update of concession's financial asset	63,213	99,089	-36.2%	236,000	302,498	-22.0%
Sectorial financial assets and liabilities	238,278	1,088,508	-78.1%	(64,548)	1,942,754	-
Other Operating Revenues	1,337,955	1,224,217	9.3%	3,926,718	3,591,190	9.3%
	11,664,848	12,174,303	-4.2%	33,256,634	32,312,716	2.9%

DEDUCTIONS FROM OPERATING REVENUES	(3,918,367)	(4,044,018)	-3.1%	(11,346,400)	(10,862,411)	4.5%
NET OPERATING REVENUES	7,746,482	8,130,285	-4.7%	21,910,234	21,450,306	2.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(4,150,261)	(5,002,833)	-17.0%	(11,709,289)	(12,166,742)	-3.8%
Electricity Network Usage Charges	(629,141)	(398,629)	57.8%	(1,822,487)	(1,786,478)	2.0%
	(4,779,402)	(5,401,462)	-11.5%	(13,531,776)	(13,953,219)	-3.0%
OPERATING COSTS AND EXPENSES
Personnel	(363,683)	(344,089)	5.7%	(1,077,469)	(1,034,222)	4.2%
Material	(71,008)	(62,056)	14.4%	(204,005)	(188,036)	8.5%
Outsourced Services	(171,957)	(161,910)	6.2%	(515,415)	(498,564)	3.4%
Other Operating Costs/Expenses	(234,559)	(214,744)	9.2%	(612,981)	(463,284)	32.3%
Allowance for Doubtful Accounts	(61,016)	(45,495)	34.1%	(194,866)	(113,737)	71.3%
Legal and judicial expenses	(55,180)	(68,852)	-19.9%	(126,155)	(112,603)	12.0%
Others	(118,364)	(100,397)	17.9%	(291,960)	(236,944)	23.2%
Cost of building the infrastructure	(560,882)	(462,799)	21.2%	(1,487,416)	(1,203,405)	23.6%
Employee Pension Plans	(29,020)	(22,477)	29.1%	(85,322)	(67,432)	26.5%
Depreciation and Amortization	(361,480)	(316,362)	14.3%	(1,029,881)	(977,531)	5.4%
Amortization of Concession's Intangible	(56,431)	(71,327)	-20.9%	(200,650)	(214,122)	-6.3%
	(1,849,021)	(1,655,765)	11.7%	(5,213,140)	(4,646,595)	12.2%

EBITDA[1]	1,618,024	1,547,772	4.5%	4,653,623	4,283,561	8.6%

INCOME FROM ELECTRIC ENERGY SERVICE	1,118,058	1,073,058	4.2%	3,165,318	2,850,491	11.0%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	280,129	212,587	31.8%	718,061	578,817	24.1%
Financial Expenses	(412,487)	(491,560)	-16.1%	(1,281,783)	(1,410,983)	-9.2%
	(132,358)	(278,973)	-52.6%	(563,722)	(832,166)	-32.3%

EQUITY ACCOUNTING
Equity Accounting	82,055	87,025	-5.7%	257,774	241,416	6.8%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	81,910	86,880	-5.7%	257,339	240,982	6.8%

INCOME BEFORE TAXES ON INCOME	1,067,610	880,966	21.2%	2,858,936	2,259,307	26.5%

Social Contribution	(86,711)	(70,757)	22.5%	(260,789)	(207,469)	25.7%
Income Tax	(233,160)	(183,986)	26.7%	(706,377)	(556,033)	27.0%

NET INCOME	747,739	626,223	19.4%	1,891,770	1,495,804	26.5%
Controlling Shareholders' Interest	676,956	553,728	22.3%	1,861,036	1,453,225	28.1%
Non-Controlling Shareholders' Interest	70,783	72,495	-2.4%	30,734	42,579	-27.8%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q19	Last 12M

Beginning Balance	6,981,505	3,578,838

Net Income Before Taxes	1,067,610	3,539,606

Depreciation and Amortization	417,910	1,632,942
Interest on Debts and Monetary and Foreign Exchange Restatements	228,694	935,711
Consumers, Concessionaries and Licensees	(480,652)	(545,208)
Sectoral Financial Assets	(241,190)	851,881
Accounts Receivable - Resources Provided by the CDE/CCEE	10,543	58,501
Suppliers	490,216	(588,717)
Sectoral Financial Liabilities	2,913	(31,933)
Accounts Payable - CDE	(11,219)	47,717
Interest on Debts and Debentures Paid	(211,675)	(1,095,015)
Income Tax and Social Contribution Paid	(235,645)	(1,083,283)
Others	15,038	65,270
	(15,067)	247,866

Total Operating Activities	1,052,542	3,787,471

Investment Activities
Purchases of Contract Asset, Property, Plant and Equipment and Intangible Assets	(616,103)	(2,274,820)
Others	(4,067,928)	(3,954,666)
Total Investment Activities	(4,684,031)	(6,229,486)

Financing Activities
Capital Increase of Noncontrolling Shareholder	(679)	3,631,974
Loans and Debentures	825,263	6,585,378
Principal Amortization of Loans and Debentures, Net of Derivatives	(923,244)	(8,077,823)
Dividend and Interest on Equity Paid	(19,624)	(44,631)
Others	-	12
Total Financing Activities	(118,284)	2,094,910

Cash Flow Generation	(3,749,773)	(347,106)

Ending Balance - 09/30/2019	3,231,732	3,231,732

6.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	3Q19	3Q18	Var.	9M19	9M18	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	320,484	322,851	-0.7%	920,152	898,295	2.4%
Revenue from construction of concession infrastructure	10,593	1,061	898.2%	11,230	1,317	752.8%
Other Operating Revenues	26,939	31,414	-14.2%	59,385	60,786	-2.3%
	358,017	355,327	0.8%	990,767	960,398	3.2%

DEDUCTIONS FROM OPERATING REVENUE	(34,369)	(47,885)	-28.2%	(100,004)	(100,987)	-1.0%
NET OPERATING REVENUE	323,647	307,442	5.3%	890,763	859,410	3.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(25,358)	(25,582)	-0.9%	(69,690)	(47,286)	47.4%
Eletricity Network Usage Charges	(7,165)	(6,609)	8.4%	(20,827)	(20,338)	2.4%
	(32,523)	(32,191)	1.0%	(90,517)	(67,625)	33.9%
OPERATING COSTS AND EXPENSES
Personnel	(10,046)	(8,523)	17.9%	(26,761)	(25,899)	3.3%
Material	(1,032)	(839)	22.9%	(2,720)	(2,133)	27.5%
Outsourced Services	(6,252)	(3,728)	67.7%	(18,587)	(14,209)	30.8%
Other Operating Costs/Expenses	(7,796)	(11,520)	-32.3%	(22,625)	(28,378)	-20.3%
Costs of infrastructure construction	(9,615)	(1,023)	840.3%	(10,205)	(1,269)	704.3%
Employee Pension Plans	(473)	(388)	21.8%	(1,419)	(1,165)	21.8%
Depreciation and Amortization	(27,192)	(24,857)	9.4%	(81,681)	(80,143)	1.9%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(7,475)	(7,475)	0.0%
	(64,897)	(53,369)	21.6%	(171,474)	(160,671)	6.7%

EBITDA	337,966	336,256	0.5%	975,701	960,149	1.6%

EBIT	226,228	221,883	2.0%	628,772	631,115	-0.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	12,697	18,290	-30.6%	35,926	54,899	-34.6%
Financial Expenses	(56,163)	(80,386)	-30.1%	(162,314)	(259,824)	-37.5%
Interest on Equity	-	-	-	-	-	-
	(43,467)	(62,096)	-30.0%	(126,388)	(204,925)	-38.3%

EQUITY ACCOUNTING
Equity Accounting	82,055	87,025	-5.7%	257,774	241,416	6.8%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	81,910	86,880	-5.7%	257,339	240,982	6.8%

INCOME BEFORE TAXES ON INCOME	264,671	246,667	7.3%	759,723	667,171	13.9%

Social Contribution	(8,803)	(13,000)	-32.3%	(36,099)	(35,170)	2.6%
Income Tax	(23,705)	(35,323)	-32.9%	(99,132)	(96,607)	2.6%

NET INCOME (LOSS)	232,163	198,344	17.1%	624,492	535,395	16.6%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated
	3Q19	3Q18	Variation	9M19	9M18	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,169	4,935	4.7%	16,588	16,242	2.1%
Electricity Sales to Distributors	628,524	648,431	-3.1%	1,401,803	1,478,311	-5.2%
Other Operating Revenues	397	3,020	-86.9%	3,599	4,791	-24.9%
	634,089	656,386	-3.4%	1,421,989	1,499,344	-5.2%

DEDUCTIONS FROM OPERATING REVENUES	(35,033)	(34,735)	0.9%	(77,448)	(79,109)	-2.1%
NET OPERATING REVENUES	599,056	621,651	-3.6%	1,344,542	1,420,235	-5.3%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(80,733)	(84,948)	-5.0%	(151,752)	(197,336)	-23.1%
Electricity Network Usage Charges	(25,553)	(24,290)	5.2%	(74,143)	(64,346)	15.2%
	(106,285)	(109,238)	-2.7%	(225,895)	(261,682)	-13.7%
OPERATING COSTS AND EXPENSES
Personnel	(31,144)	(24,690)	26.1%	(84,663)	(75,928)	11.5%
Material	(5,423)	(3,852)	40.8%	(13,315)	(20,636)	-35.5%
Outsourced Services	(51,533)	(44,232)	16.5%	(148,208)	(120,995)	22.5%
Other Operating Costs/Expenses	(20,470)	(12,846)	59.3%	(45,336)	(30,657)	47.9%
Depreciation and Amortization	(121,954)	(116,673)	4.5%	(364,532)	(350,656)	4.0%
Amortization of Concession's Intangible	(39,807)	(39,024)	2.0%	(119,421)	(117,214)	1.9%
	(270,331)	(241,317)	12.0%	(775,475)	(716,086)	8.3%

EBITDA[1]	384,200	426,793	-10.0%	827,124	910,337	-9.1%

INCOME FROM ELECTRIC ENERGY SERVICE	222,439	271,095	-17.9%	343,171	442,466	-22.4%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	42,584	34,598	23.1%	141,371	94,610	49.4%
Financial Expenses	(135,205)	(161,064)	-16.1%	(456,871)	(469,410)	-2.7%
	(92,620)	(126,466)	-26.8%	(315,500)	(374,799)	-15.8%

INCOME BEFORE TAXES ON INCOME	129,819	144,629	-10.2%	27,671	67,667	-59.1%

Social Contribution	(2,970)	(9,167)	-67.6%	(12,721)	(20,047)	-36.5%
Income Tax	(2,962)	(14,416)	-79.5%	(22,584)	(35,635)	-36.6%

NET INCOME	123,887	121,047	2.3%	(7,634)	11,985	-

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.7) Income Statement – Distribution Segment

(R$ thousand)

Consolidated
	3Q19	3Q18	Variation	9M19	9M18	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	7,118,937	6,989,874	1.8%	21,615,399	19,701,037	9.7%
Electricity Sales to Distributors	618,941	513,749	20.5%	1,658,946	1,088,572	52.4%
Revenue from building the infrastructure	551,267	461,777	19.4%	1,477,211	1,202,136	22.9%
Adjustments to the concession´s financial asset	63,213	99,089	-36.2%	236,000	302,498	-22.0%
Sectoral financial assets and liabilities	238,278	1,088,508	-78.1%	(64,548)	1,942,754	-
Other Operating Revenues	1,279,689	1,164,232	9.9%	3,769,872	3,460,778	8.9%
	9,870,324	10,317,227	-4.3%	28,692,880	27,697,776	3.6%

DEDUCTIONS FROM OPERATING REVENUE	(3,736,085)	(3,852,262)	-3.0%	(10,856,016)	(10,390,872)	4.5%
NET OPERATING REVENUE	6,134,239	6,464,965	-5.1%	17,836,864	17,306,904	3.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,406,107)	(4,218,803)	-19.3%	(9,804,238)	(10,195,773)	-3.8%
Electricity Network Usage Charges	(603,272)	(374,849)	60.9%	(1,748,187)	(1,722,134)	1.5%
	(4,009,379)	(4,593,652)	-12.7%	(11,552,425)	(11,917,907)	-3.1%
OPERATING COSTS AND EXPENSES
Personnel	(235,284)	(225,503)	4.3%	(703,957)	(680,260)	3.5%
Material	(46,471)	(42,464)	9.4%	(136,672)	(124,238)	10.0%
Outsourced Services	(211,696)	(210,581)	0.5%	(638,209)	(626,909)	1.8%
Other Operating Costs/Expenses	(205,908)	(190,890)	7.9%	(545,844)	(411,285)	32.7%
Allowance for Doubtful Accounts	(61,105)	(47,746)	28.0%	(193,538)	(115,790)	67.1%
Legal and Judicial Expenses	(53,444)	(71,633)	-25.4%	(121,873)	(112,017)	8.8%
Others	(91,359)	(71,511)	27.8%	(230,433)	(183,479)	25.6%
Cost of building the infrastructure	(551,267)	(461,777)	19.4%	(1,477,211)	(1,202,136)	22.9%
Employee Pension Plans	(28,547)	(22,089)	29.2%	(83,903)	(66,267)	26.6%
Depreciation and Amortization	(189,965)	(168,495)	12.7%	(548,100)	(527,963)	3.8%
Amortization of Concession's Intangible	(14,133)	(14,133)	0.0%	(42,399)	(42,399)	0.0%
	(1,483,270)	(1,335,931)	11.0%	(4,176,295)	(3,681,457)	13.4%

EBITDA[1]	845,687	718,009	17.8%	2,698,642	2,277,902	18.5%

EBIT	641,590	535,382	19.8%	2,108,144	1,707,540	23.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	168,428	154,871	8.8%	461,587	413,535	11.6%
Financial Expenses	(211,289)	(252,585)	-16.3%	(635,609)	(662,568)	-4.1%
Interest on Equity
	(42,861)	(97,714)	-56.1%	(174,022)	(249,033)	-30.1%

INCOME BEFORE TAXES ON INCOME	598,729	437,668	36.8%	1,934,122	1,458,507	32.6%

Social Contribution	(60,036)	(43,109)	39.3%	(189,737)	(143,348)	32.4%
Income Tax	(163,822)	(117,665)	39.2%	(517,394)	(394,034)	31.3%

NET INCOME	374,871	276,894	35.4%	1,226,991	921,126	33.2%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

r

6.8) Economic-Financial performance by Distributor

(R$ thousand)

CPFL PAULISTA
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	4,349,461	4,574,682	-4.9%	12,443,979	12,051,451	3.3%
Net Operating Revenue	2,749,311	2,914,610	-5.7%	7,836,471	7,612,682	2.9%
Cost of Electric Power	(1,864,038)	(2,114,248)	-11.8%	(5,242,398)	(5,344,757)	-1.9%
Operating Costs & Expenses	(602,689)	(551,549)	9.3%	(1,685,718)	(1,506,793)	11.9%
EBIT	282,584	248,814	13.6%	908,354	761,133	19.3%
EBITDA(1)	351,712	310,594	13.2%	1,106,080	957,090	15.6%
Financial Income (Expense)	(7,742)	(29,004)	-73.3%	(47,350)	(63,925)	-25.9%
Income Before Taxes	274,842	219,809	25.0%	861,004	697,208	23.5%
Net Income	176,837	140,604	25.8%	553,156	443,747	24.7%

CPFL PIRATININGA
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	1,801,238	1,791,030	0.6%	5,295,775	4,930,446	7.4%
Net Operating Revenue	1,108,673	1,108,488	0.0%	3,223,653	3,009,169	7.1%
Cost of Electric Power	(777,433)	(831,646)	-6.5%	(2,234,650)	(2,175,406)	2.7%
Operating Costs & Expenses	(202,396)	(216,334)	-6.4%	(650,621)	(582,273)	11.7%
EBIT	128,843	60,509	112.9%	338,381	251,490	34.6%
EBITDA(1)	157,257	85,270	84.4%	420,786	326,071	29.0%
Financial Income (Expense)	(5,077)	(15,571)	-67.4%	(27,674)	(40,079)	-31.0%
Income Before Taxes	123,766	44,938	175.4%	310,708	211,412	47.0%
Net Income	76,781	27,816	176.0%	195,620	132,104	48.1%

RGE
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	3,262,130	3,476,585	-6.2%	9,640,653	9,433,842	2.2%
Net Operating Revenue	1,970,728	2,130,869	-7.5%	5,872,192	5,840,009	0.6%
Cost of Electric Power	(1,184,068)	(1,446,770)	-18.2%	(3,559,954)	(3,873,747)	-8.1%
Operating Costs & Expenses	(583,895)	(493,697)	18.3%	(1,582,770)	(1,372,607)	15.3%
EBIT	202,765	190,403	6.5%	729,468	593,656	22.9%
EBITDA(1)	296,895	274,953	8.0%	1,003,153	859,795	16.7%
Financial Income (Expense)	(28,040)	(46,699)	-40.0%	(89,979)	(132,476)	-32.1%
Income Before Taxes	174,726	143,704	21.6%	639,490	461,180	38.7%
Net Income	105,913	88,667	19.5%	400,153	287,618	39.1%

CPFL SANTA CRUZ
	3Q19	3Q18	Var.	9M19	9M18	Var.
Gross Operating Revenue	457,495	474,930	-3.7%	1,312,472	1,282,036	2.4%
Net Operating Revenue	305,527	310,997	-1.8%	904,548	845,044	7.0%
Cost of Electric Power	(183,840)	(200,989)	-8.5%	(515,422)	(523,998)	-1.6%
Operating Costs & Expenses	(94,289)	(74,351)	26.8%	(257,186)	(219,784)	17.0%
EBIT	27,398	35,656	-23.2%	131,940	101,261	30.3%
EBITDA(1)	39,823	47,193	-15.6%	168,623	134,946	25.0%
Financial Income (Expense)	(2,002)	(6,440)	-68.9%	(9,020)	(12,554)	-28.2%
Income Before Taxes	25,395	29,217	-13.1%	122,920	88,707	38.6%
Net Income	15,339	19,807	-22.6%	78,062	57,657	35.4%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.9) Sales within the Concession Area by Distributor

(In GWh)

CPFL Paulista
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	2,205	2,180	1.2%	7,208	6,968	3.5%
Industrial	2,714	2,776	-2.2%	8,131	8,190	-0.7%
Commercial	1,274	1,257	1.3%	4,254	4,123	3.2%
Others	1,148	1,182	-2.9%	3,342	3,349	-0.2%
Total	7,340	7,394	-0.7%	22,935	22,630	1.3%

CPFL Piratininga
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	914	915	-0.1%	3,016	2,932	2.9%
Industrial	1,502	1,663	-9.7%	4,574	4,926	-7.1%
Commercial	570	559	2.0%	1,904	1,836	3.7%
Others	311	307	1.4%	969	902	7.4%
Total	3,298	3,444	-4.2%	10,462	10,596	-1.3%

RGE
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	1,315	1,339	-1.8%	4,195	4,153	1.0%
Industrial	1,634	1,679	-2.7%	4,790	4,802	-0.2%
Commercial	577	587	-1.6%	1,959	1,988	-1.5%
Others	1,063	1,099	-3.3%	3,733	3,888	-4.0%
Total	4,590	4,703	-2.4%	14,676	14,831	-1.0%

CPFL Santa Cruz
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	198	193	2.2%	618	595	3.8%
Industrial	264	251	5.2%	797	735	8.5%
Commercial	84	80	4.8%	275	260	5.8%
Others	190	184	3.2%	556	540	2.9%
Total	736	708	3.8%	2,247	2,131	5.4%

6.10) Sales to the Captive Market by Distributor

(in GWh)

CPFL Paulista
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	2,205	2,180	1.2%	7,208	6,968	3.5%
Industrial	587	626	-6.2%	1,768	1,886	-6.2%
Commercial	937	941	-0.5%	3,130	3,096	1.1%
Others	1,099	1,154	-4.8%	3,203	3,247	-1.4%
Total	4,828	4,901	-1.5%	15,309	15,196	0.7%

CPFL Piratininga
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	914	915	-0.1%	3,016	2,932	2.9%
Industrial	249	291	-14.6%	763	861	-11.5%
Commercial	399	397	0.3%	1,351	1,321	2.3%
Others	257	263	-2.5%	826	775	6.6%
Total	1,818	1,867	-2.6%	5,955	5,889	1.1%

RGE
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	1,315	1,339	-1.8%	4,195	4,153	1.0%
Industrial	458	539	-15.0%	1,397	1,543	-9.5%
Commercial	488	517	-5.6%	1,671	1,752	-4.6%
Others	1,056	1,091	-3.2%	3,710	3,864	-4.0%
Total	3,318	3,486	-4.8%	10,972	11,311	-3.0%

CPFL Santa Cruz
	3Q19	3Q18	Var.	9M19	9M18	Var.
Residential	198	193	2.2%	618	595	3.8%
Industrial	93	101	-7.6%	287	300	-4.4%
Commercial	77	75	2.7%	255	244	4.3%
Others	190	184	3.0%	555	540	2.7%
Total	558	554	0.7%	1,714	1,680	2.1%

6.11) Information on Interest in Companies

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,558	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,782	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (a)	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	381	2,913	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	464	30 years	July 2045

Note:

(a)   On December 31, 2018, was approved the grouping of the concessions of the distribution companies RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”), considering RGE Sul as the Merging Company and RGE as the Merged Company;

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (b)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (c)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Private corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (d)	Tocantins	1 Hydroelectric	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Direct and Indirect 99.94%	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul I S.A. ("CPFL Sul I")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul II S.A. ("CPFL Sul II")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(b)   CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table;

(c)   The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(d)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra") (g)	Limited company	Infrastructure and Fleet Services	Direct 100%
Nect Servicos Administrativos de Recursos Humanos Ltda ("CPFL Pessoas") (g)	Limited company	Human Resources Services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças") (g)	Limited company	Financial services	Direct 100%
Nect Servicos Adm de Suprimentos e Logistica Ltda ("CPFL Supre") (g)	Limited company	Supply & Logistics Services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

6.12) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro Forma Reconciliation (3Q19)

Net debt - Generation projects
Sep-19	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	430	5,171	-	5,601	384	-	1,086	160	1,630	7,232
(-) Cash and Cash Equivalents	(114)	(905)	(5)	(1,024)	(63)	(23)	(133)	(60)	(279)	(1,303)
Net Debt	316	4,266	-5.343	4,577	322	-23	953	100	1,352	5,929
CPFL Stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	205	4,264	-3	4,466	157	-6	486	53	690	5,156

Reconciliation
CPFL Energia
Gross Debt		19,502
(-) Cash and Cash Equivalents		(3,232)
Net Debt (IFRS)		16,270
(-) Fully Consolidated Projects		(4,577)
(+) Proportional Consolidation		5,156
Net Debt (Pro Forma)		16,849

EBITDA Pro Forma Reconciliation (3Q19 - LTM)

EBITDA - Generation Projects
3Q19LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Net operating revenue	335	1,861	41	2,237	645	293	869	703	2,510	4,747
Operating cost and expense	(94)	(735)	(25)	(854)	(182)	(198)	(197)	(442)	(1,019)	(1,873)
EBITDA	242	1,126	15.454	1,383	462	95	672	261	1,491	2,874
CPFL stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Proportional EBITDA	157	1,125	9	1,291	225	24	343	139	731	2,023

Reconciliation
CPFL Energia - 3Q19 LTM
Net income		2,562
Amortization		1,633
Financial Results		834
Income Tax /Social Contribution		978
EBITDA		6,007
(-) Equity income		(351)
(-) EBITDA - Fully consolidated projects		(1,383)
(+) Proportional EBITDA		2,023
EBITDA Pro Forma		6,296

Net Debt / EBITDA Pro Forma		2.68x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.